PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
To Prospectus Dated September 29, 2017	Registration No. 333-220461

8,653,846 Shares of Common Stock

We are offering directly to selected purchasers 8,653,846 shares of the Company’s common stock, par value $0.01 per share. The shares of common stock will be sold for a purchase price equal to $0.26 per share. For a more detailed description of our common stock, see section entitled “Description of Common Stock” beginning on page S-10. In a concurrent private placement, we are also issuing to such purchasers Series A warrants to purchase up to 8,653,846 shares of our common stock (the “Series A Warrants”), which represents 100% of the number of shares of our common stock being purchased in this offering. Each Warrant will be exercisable for one share of our common stock at an exercise price of $0.35 per share, will be exercisable six months from the date of issuance and has a term expiring five years after such initial exercise date. Furthermore, each of the purchasers in this Offering holds warrants that were issued by the Company in May 2016 and are exercisable until November 2021. In connection with this Offering, the Company has agreed to exchange the May 2016 warrants for Series B warrants to purchase 4,500,000 shares of our common stock with an exercise price of $0.35 exercisable until May 2022 (the “Series B Warrants”, collectively with the Series A Warrants, the “Warrants”). The Series B Warrants will otherwise be identical to the Series A Warrants. The Warrants and the shares of our common stock issuable upon the exercise of the Warrants are being offered pursuant to the exemptions provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) promulgated thereunder, and they are not being offered pursuant to this prospectus supplement and the accompanying prospectus. There is no established public trading market for the Warrants and we do not expect a market to develop. In addition, we do not intend to list the Warrants on the NYSE American, any other national securities exchange or any other nationally recognized trading system.

Our common stock is traded on the NYSE American LLC (“NYSE American”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AUMN.” The last sale price for our common stock on July 16, 2019 was $0.33 per share on the NYSE American and Cdn$0.43 per share on the TSX.

As of July 16, 2019, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $18,083,001, based on 97,768,433 shares of outstanding common stock, of which 54,796,973 shares were held by non-affiliates, and a per share price of $0.33 based on the closing price of our common stock on July 16, 2019. During the prior twelve-calendar-month period that ends on, and includes, the date of this prospectus supplement, and including this offering we offered securities with an aggregate market value of approximately $2,859,000 pursuant to General Instruction I.B.6. of Form S-3.

We have retained H.C. Wainwright & Co., LLC, to act as our exclusive placement agent for this offering.  We have agreed to pay the placement agent the placement agent fee set forth in the table below, which assumes that we sell all of the securities we are offering. We have also agreed to reimburse the placement agent for certain of its expenses as described under “Plan of Distribution” in this prospectus supplement. The placement agent is not required to arrange for the sale of any specific number of securities or dollar amount but will use reasonable best efforts to arrange for the sale of the securities.

Investing in our securities involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and elsewhere in this prospectus supplement and the accompanying base prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Share	Total
Offering price	$0.26	$2,250,000
Placement agent fees (1)	$0.0156	$135,000
Proceeds to us, before expenses	$0.2444	$2,115,000

(1)         In addition, we have agreed to reimburse the placement agent for certain expenses. See “Plan of Distribution” on page S-16 of this prospectus supplement for additional information.

We estimate the total expenses of this offering, excluding the placement agent’s fees, will be approximately $150,000. The placement agent is not purchasing or selling any of our shares of common stock pursuant to this prospectus supplement or the accompanying prospectus, nor are we requiring any minimum purchase or sale of any specific number of shares of common stock. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent’s fees and proceeds to us may be substantially less than the maximum amounts set forth above. We expect that delivery of the securities being offered pursuant to this prospectus supplement will be made to purchasers on or about July 19, 2019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 17, 2019.

H.C. Wainwright & Co.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a “shelf” registration statement that we filed with the U.S. Securities and Exchange Commission (“SEC”) on Form S-3. This prospectus supplement provides specific details regarding this offer by us for 8,653,846 shares of common stock to certain investors (the “Offering”). The accompanying prospectus provides general information about us, our common stock and warrants, and certain other securities we may offer from time to time. Some of the information in the accompanying prospectus may not apply to this Offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the documents incorporated by reference herein, you should rely on this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying base prospectus—the statement in the document having the later date modifies or supersedes the earlier statement as our business, financial conditions, results of operations and prospects may have changed since the earlier dates.

Before purchasing any securities, you should carefully read both the accompanying prospectus and this prospectus supplement, together with the additional information described in this prospectus supplement under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference.” You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus relating to this Offering. Neither the placement agent nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the placement agent nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein relating to this Offering is accurate only as of the date of the document in which the information appears. Our business, financial condition, results of operations and prospects may have changed since that date. Information in this prospectus supplement updates and modifies the information in the accompanying prospectus.

As used in this prospectus supplement, the terms “Golden Minerals,” “our,” “we,” or “us” refer to Golden Minerals Company, including its subsidiaries and predecessors, except where it is clear that the term refers only to Golden Minerals Company.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$” or “dollars” in this prospectus supplement and the accompanying prospectus refer to United States dollars. References to “Cdn$” in this prospectus supplement and the accompanying prospectus refer to Canadian dollars.

The indicative rate of exchange on July 16, 2019, as reported by the Bank of Canada for the conversion of Canadian dollars to U.S. dollars, was Cdn$1.00 equals $1.3052 and, for the conversion of U.S. dollars to Canadian dollars, was $1.00 equals Cdn$0.7662.

CAUTIONARY STATEMENT REGARDING MINERALIZED MATERIAL

“Mineralized material” as used in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein, although permissible under the SEC’s Industry Guide 7, does not indicate “reserves” by SEC standards. We cannot be certain that any deposits at the El Quevar property, the Velardeña Properties (as defined below), the, Santa Maria property or the Rodeo property or any deposits at our other exploration properties, will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves”. Any investor is cautioned not to assume that all or any part of the disclosed mineralized material estimates will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein, and any free writing prospectus that we have authorized for use in connection with this Offering contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We use the words “anticipate,” “continue,” “likely,” “estimate,” “expect,” “may,” “could,” “will,” “project,” “should,” “believe” and similar expressions (including negative and grammatical variations) to identify forward-looking statements and information. Statements that contain these words discuss our future expectations, contain projections or state other forward-looking information. Although we believe the expectations and assumptions reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations and assumptions will prove to be correct.

Our actual results could differ materially from those expressed or implied in these forward-looking statements and information as a result of the factors described under the caption “Risk Factors” in this prospectus supplement and other factors set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including:

•                  Failure to close the proposed sale of certain assets to Compañía Minera Autlán S.A.B. de C.V.;

•                  Lower revenue than anticipated from the oxide plant lease, which could result from delays or problems at the third party’s mine or at the oxide plant, permitting problems at the third party’s mine or the oxide plant, delays in constructing additional tailings capacity at the oxide plant, earlier than expected termination of the lease or other causes;

•                  Higher than anticipated care and maintenance costs at the Velardeña Properties in Mexico or at El Quevar in Argentina;

•                  Decreases or insufficient increases in silver and gold prices;

•                  Whether we are able to raise the necessary capital required to continue our business on terms acceptable to us or at all, and the likely negative effect of continued low silver and gold prices or unfavorable exploration results;

•                  Unfavorable results from exploration at the Santa Maria, Rodeo, Yoquivo, Navegantes or other exploration properties and whether we will be able to advance these or other exploration properties;

•                  Risks related to the El Quevar project in Argentina, including unfavorable results from our evaluation activities, the feasibility and economic viability and unexpected costs of maintaining the project, and whether we will be able to find a joint venture partner or secure adequate financing to further advance the project

•                  Variations in the nature, quality and quantity of any mineral deposits that are or may be located at the Velardeña Properties or the Company’s exploration properties, changes in interpretations of geological information, and unfavorable results of metallurgical and other tests;

•                  Whether we will be able to mine and sell minerals successfully or profitably at any of our current properties at current or future silver and gold prices and achieve our objective of becoming a mid-tier mining company;

•                  Potential delays in our exploration activities or other activities to advance properties towards mining resulting from environmental consents or permitting delays or problems, accidents, problems with contractors, disputes under agreements related to exploration properties, unanticipated costs and other unexpected events;

•                  Our ability to hire or retain key management and mining personnel necessary to successfully manage and grow our business;

•                  Economic and political events affecting the market prices for silver, gold, zinc, lead and other minerals which may be found on our exploration properties;

•                  Political and economic instability in Mexico and Argentina and other countries in which we may conduct our business and future actions of any of these governments with respect to nationalization of natural resources or other changes in mining or taxation policies;

•                  Volatility in the market price of our common stock; and

•                  The factors set forth in “Risk Factors” on page S-9 of this prospectus supplement.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional factors elsewhere in this prospectus supplement, the accompanying prospectus and in any documents incorporated by reference herein. Many of these factors are beyond our ability to control or predict. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties. You should not unduly rely on any of our forward-looking statements. These statements speak only as of the date of this prospectus supplement. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus supplement.

SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein and therein. This summary does not contain all of the information you should consider before investing in our securities and is qualified in its entirety by the information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including our historical financial statements and the notes to these financial statements in our most recently filed annual report on Form 10-K for the fiscal year ended December 31, 2018 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2019. You should also carefully consider the matters discussed under “Risk Factors,” “Cautionary Note Regarding Mineralized Material,” and “Cautionary Note Regarding Forward-looking Statements” in this prospectus supplement before deciding to invest in our securities.

Our Business

We are a mining company holding a 100% interest in the El Quevar advanced exploration silver property in the province of Salta, Argentina, the Velardeña and Chicago precious metals mining properties and associated oxide and sulfide processing plants in the State of Durango, Mexico (the “Velardeña Properties”), and a diversified portfolio of precious metals and other mineral exploration properties located primarily in or near historical precious metals producing regions of Mexico. The El Quevar advanced exploration property and the Velardeña Properties are our only material properties.

We remain focused on evaluation activities at our El Quevar exploration property in Argentina and on evaluating and searching for mining opportunities in North America with near term prospects of mining, including properties within reasonable haulage distances of our Velardeña processing plants.   We are also focused and are continuing our exploration efforts on selected properties in our portfolio of approximately 12 exploration properties located primarily in Mexico. Our management team is comprised of experienced mining professionals with extensive expertise in mineral exploration, mine construction and development, and mine operations. Our principal office is located in Golden, Colorado at 350 Indiana Street, Suite 650, Golden, CO 80401, and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. We also maintain an office at the Velardeña Properties in Mexico and exploration offices in Argentina and Mexico.

We are considered an exploration stage company under SEC criteria since we have not yet demonstrated the existence of proven or probable mineral reserves, as defined by SEC Industry Guide 7, at any of our properties. Until such time, if ever, that we demonstrate the existence of proven or probable reserves pursuant to SEC Industry Guide 7 we expect to remain as an exploration stage company.

Recent Developments

On June 26, 2019, we entered into a Purchase and Sale Agreement (the “Agreement”) along with our indirectly wholly-owned subsidiary, Minera de Cordilleras S. de R.L. de C.V., to sell certain assets to Compañía Minera Autlán S.A.B. de C.V. (“Autlán”) for US$22.0 million. Under the terms of the Agreement, Autlán will purchase three of our Mexican subsidiaries, which together hold the Velardeña Properties, including the Velardeña and Chicago mines (which are currently on care and maintenance), two processing plants, mining equipment and other adjacent exploration properties. The sale includes the lease agreement pursuant to which we have leased the Velardeña oxide plant to Minera Hecla, S.A. de C.V. through December 31, 2020. The proposed transaction also includes the sale of the Rodeo and Santa Maria project concessions.

The Agreement provides for a period of up to 75 days for Autlán to conduct due diligence related to the three subsidiary companies, the Rodeo concessions and the Santa Maria concessions. Closing of the transaction is subject to the satisfactory completion by Autlán of its due diligence review and other customary closing conditions. The transaction is also subject to approval by the Mexican antitrust authority (the Comisión Federal de Competencia Económica), such approval which must be obtained without the imposition of any material conditions, restrictions or limitations on Autlán or the conduct of our business. This approval is expected to be obtained prior to closing. Following completion of its due diligence review, Autlán may elect to terminate the Agreement with no further obligation. The Agreement also contains customary representations, warranties, covenants and indemnification rights and obligations of the parties.  We will be entitled to retain proceeds from the lease of the Velardeña oxide plant that are received prior to closing. We anticipate that closing of the transaction will occur during the third quarter 2019.

Upon execution of the Agreement, Autlán paid us a deposit of US$1.5 million.  If the transaction is consummated, the deposit will be applied against the US$22.0 million purchase price at closing.  If the transaction does not close for any reason, we have the option to repay the deposit amount within 90 days following termination or elect to convey the Rodeo concessions to Autlán in full settlement of the deposit. If the Rodeo concessions cannot be conveyed for any reason, we will be required to repay the deposit by making dedicated monthly payments equal to approximately 60 percent of the anticipated cash flow from the lease of the Velardeña oxide plant until the deposit amount is repaid with interest.

THE OFFERING

The following is a brief summary of certain terms of this Offering and is not intended to be complete. It does not contain all of the information that will be important to investors with regard to our securities. For a more complete description of our common stock, see the section titled “Description of Common Stock” in this prospectus supplement.

Issuer:	Golden Minerals Company

Common Stock offered by Golden Minerals:	8,653,846 shares

Common Stock outstanding:	As of July 17, 2019, we had 97,768,433 shares of common stock outstanding. (1)

Following the Offering, we will have 106,422,279 shares of common stock outstanding, exclusive of the shares of common stock underlying the warrants offered in the Private Placement Transaction (as described below).(1)

Use of proceeds:

We estimate that our net proceeds from this Offering and Private Placement Transaction, after deducting the placement agent fee of $135,000 and estimated offering expenses of $150,000, will be approximately $1,965,000.

We intend to use the net proceeds from this Offering and the Private Placement Transaction, if completed, for working capital requirements and general corporate purposes. See “Use of Proceeds” in this prospectus supplement.

Market for our common stock:	Our common stock is traded on the NYSE American and the TSX under the symbol “AUMN.”

Restrictions on Resale to Residents in Canada:	See “Restrictions on Resale to Residents of Canada” in this prospectus supplement for information regarding restrictions on resale to residents of Canada.”

Risk Factors:

An investment in our securities is subject to a number of risks. You should carefully consider the information under the heading “Risk Factors,” “Cautionary Note Regarding Mineralized Material” and “Cautionary Note Regarding Forward-looking Statements” and all other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein before deciding to invest in our securities.

(1)                                 Includes 236,669 shares of unvested restricted common stock outstanding pursuant to our Amended and Restated 2009 Equity Incentive Plan.

Does not include (i) 2,830,038 shares of common stock reserved for issuance under the Amended and Restated 2009 Equity Incentive Plan in exchange for restricted stock units issued to our non-employee directors under the terms of our Non-Employee Directors Deferred Compensation and Equity Award Plan; (ii) 2,325,000 shares of common stock that can be acquired under KELTIP units; (iii) 27,248 outstanding options to purchase our common stock at a weighted exercise price of $8.06; (iv) 5,551,344 shares of common stock issuable upon the exercise of currently outstanding warrants with an exercise price of $0.84 per share, though we expect the exercise price to be reduced to $0.80 and the number of shares of common stock issuable on exercise of the warrants to increase to approximately 5,687,421, assuming both the Offering and the Private Placement Transaction are completed, pursuant to a weighted average dilution calculation based on the pricing in this Offering and the Private Placement Transaction; (v) 8,653,846 shares of common stock issuable upon exercise of the Series A Warrants to be issued to the investors in the private placement concurrent with this offering with an exercise price of $0.35 per share; and (vi) 6,000,000 shares of common stock issuable upon the exercise of currently outstanding warrants with an exercise price of $0.75 per share, of which warrants to purchase 4,500,000 shares of common stock will be exchanged for new Series B Warrants with an exercise price of $0.35 in connection with the Private Placement Transaction.

RISK FACTORS

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which is incorporated by reference into this prospectus supplement, as well as our other filings with the SEC, include material risk factors relating to our business. Those risks and uncertainties and the risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial or that are not specific to us, such as general economic conditions, may also materially and adversely affect our business and operations. If any of those risks and uncertainties or the risks and uncertainties described below actually occurs, our business, financial condition or results of operations could be harmed substantially. In such a case, you may lose all or part of your investment. You should carefully consider the risks and uncertainties described below and those risks and uncertainties incorporated by reference into this prospectus supplement, as well as the other information included in this prospectus supplement, before making an investment decision with respect to our common stock.

Risks Related to this Offering

Our management team may invest or spend the proceeds of this Offering in ways with which you may not agree or in ways which may not yield a significant return.

We expect to use the net proceeds from this Offering and the Private Placement Transaction, if completed, for working capital requirements and general corporate purposes. For a more detailed discussion, see “Use of Proceeds” below. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of our common stock.

Investors in this Offering may suffer additional dilution to their equity and voting interests as a result of future financing transactions.

We could require additional funding to support our business, and expect to require additional funding beyond this Offering and the Private Placement Transaction to fund our administrative costs and other working capital needs related to our continuing business activities.  Because debt financing is difficult to obtain for early-stage mining companies, it is likely that we will seek such financing in the equity markets. If we were to engage in additional equity financings, the current voting and ownership interests of the purchasers in this Offering and our other stockholders would be diluted.

The market price of our common stock may fluctuate significantly.

The market price of our common stock has fluctuated and could fluctuate substantially in the future. This volatility may subject our stock price to material fluctuations due to the factors in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, and other factors including market reaction to the estimated fair value of our portfolio; rumors or dissemination of false information; changes in coverage or earnings estimates by analysts; our ability to meet analysts’ or market expectations; and sales of common stock by existing stockholders.

USE OF PROCEEDS

We estimate that our net proceeds from this Offering, after deducting the placement agent fee of $135,000 and estimated offering expenses of $150,000, will be approximately $1,965,000.

We intend to use the net proceeds from this Offering and the Private Placement Transaction, if completed, for working capital requirements and general corporate purposes.

Our actual expenditures may vary from those described above, and will depend on a number of factors, including the results of exploration at our properties, and those risks described in the “Risk Factors” section of this prospectus supplement.

DESCRIPTION OF COMMON STOCK

In this Offering, we are offering 8,653,846 shares of common stock. The material terms and provisions of our common stock are described under the caption “Description of Common Stock” starting on page 30 in the accompanying base prospectus.

We currently have 200,000,000 shares of common stock authorized, of which 97,768,433 shares are issued and outstanding, plus 16,869,707 shares issuable upon exercise of outstanding warrants, KELTIP units, restricted stock units and options.

WARRANT ADJUSTMENTS

As a result of anti-dilution provisions in certain of our outstanding warrants, the consummation of the Offering and Private Placement Transaction will result in adjustments that reduce the exercise price and increase the number of shares issuable under certain of our outstanding warrants.

In September 2014, the Company closed on a public offering in which it sold units consisting of one share of common stock and a five-year warrant to acquire one half of a share of common stock at an exercise price of $1.21 per share (the “2014 Warrants”). The exercise price was subsequently adjusted downward after a number of anti-dilution adjustments and is currently at, prior to the Offering and Private Placement Transaction, $0.84 per share with warrant holders having the right to purchase in the aggregate 5,551,344 shares of common stock for the 9,492,000 outstanding 2014 Warrants. Pursuant to the anti-dilution provisions in the 2014 Warrants, as a result of the Offering and Private Placement Transaction, the number of shares of common stock issuable upon exercise of the 2014 Warrants will be increased from 5,551,344 shares to 5,687,421 shares (136,077 share increase), and the 2014 Warrants’ exercise price will be decreased from $0.84 per share to approximately $0.80 per share.

U.S. INCOME TAX CONSIDERATIONS

The following is a general summary of the material U.S. federal income tax considerations of the purchase, ownership, and disposition of our common stock. This summary does not describe all of the potential tax considerations that may be relevant in light of a holder’s particular circumstances. For example, it does not address special classes of holders, such as banks, thrifts, real estate investment trusts, regulated investment companies, passive foreign investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors. This summary is limited to holders that acquire our common stock in the Offering and hold such common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment purposes). Further, it does not include any description of any alternative minimum tax consequences, estate, gift, or generation-skipping tax consequences, or consequences under the tax laws of any state or local jurisdiction or of any foreign jurisdiction that may be applicable to our shares of common stock. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, the United States-Canada income tax treaty as in effect on the date of the Offering, and administrative and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the descriptions of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of our shares of common stock.

As used in this prospectus, the term “U.S. Holder” means:

•                  a citizen or resident of the United States;

•                  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in, or under the laws of, the United States, any state thereof, or the District of Columbia;

•                  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) such trust has made a valid election under applicable Treasury regulations to be treated as a United States person.

As used in this prospectus, the term “Non-U.S. Holder” means a beneficial owner of our securities that is not a U.S. Holder.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such partner (or owner).  Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the purchase, ownership, and disposition of our common stock.

WE URGE ALL PROSPECTIVE HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

General

The purchase price paid for a share of common stock must be allocated between the share of common stock and any associated warrants for the purchase of our common stock that are included in the purchase price based on their respective relative fair market values. We will determine this allocation based upon our determination, which we will complete following the closing of the Offering, of the relative values of such warrants and of our common stock. This allocation will be reported to any person to which we transfer such common stock and warrants that acts as a custodian of securities in the ordinary course of its trade or business, or that effects sales of securities by others in the ordinary course of its trade or business, and may be reported to the IRS by such persons. This allocation is not binding on purchasers in the Offering, the IRS, or the courts. Prospective investors are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in our common stock (and associated warrants) and the allocation of the purchase price paid in the offering.

Taxation of U.S. Holders

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of the shares of common stock purchased in the Offering.

Dividends and Other Distributions on Shares of Common Stock

Distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current or accumulated earnings and profits, the excess will be treated first as a tax-free return of capital and will reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such shares of our common stock, and any remaining excess will be treated as capital gain from a sale or exchange of shares of our common stock, subject to the tax treatment described below in “—Sale, Exchange or Other Disposition of Shares of our Common Stock.”

Dividends received by a corporate U.S. Holder generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends received by a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the tax rate accorded to long-term capital gains.

Sale, Exchange or Other Disposition of Shares of Our Common Stock

Upon the sale, exchange or other disposition of shares of our common stock, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized upon such event and the U.S. Holder’s adjusted tax basis in such shares of common stock. Generally, such gain or loss will be capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares exceeds one year, and will otherwise be short-term capital gain or loss.

Tax Rates Applicable to Ordinary Income and Capital Gains

Ordinary income and short-term capital gains of non-corporate U.S. Holders are generally taxable at rates of up to 37%. Long-term capital gains of non-corporate U.S. Holders are subject to a maximum rate of 20%. See “—Surtax on Net Investment Income,” below, regarding the applicability of a 3.8% surtax to certain investment income.

Taxation of Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders of the ownership and disposition of the shares of common stock purchased in the Offering.

Distributions

Distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital and will reduce (but not below zero) the Non-U.S. Holder’s adjusted tax basis in such shares of our common stock, and any remaining excess will be treated as gain realized from the sale or exchange of the shares of our common stock, the treatment of which is described below under the section entitled “—Sale, Exchange or Other Disposition of Shares of Common Stock.”

Subject to the discussion below under “Foreign Accounts,” dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. U.S. withholding tax on dividends paid to an individual Non-U.S. Holder who is resident of Canada for purposes of the United States- Canada income tax treaty is generally reduced to 15% pursuant to the United States-Canada income tax treaty. If a dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable tax treaty requires, is also attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder), the dividend will not be subject to any withholding tax, provided certain certification requirements are satisfied (as described below), and subject to the discussion below under “Foreign Accounts.” Instead, such dividends will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate Non-U.S. Holder under certain circumstances also may be subject to an additional branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, on a portion of its effectively connected earnings and profits for the taxable year.

To claim the benefit of a tax treaty or to claim exemption from withholding on the ground that income is effectively connected with the conduct of a trade or business in the United States, a Non-U.S. Holder must provide a properly executed form, generally on IRS Form W-8BEN for treaty benefits or Form W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends.

These forms must be periodically updated. Non-U.S. Holders generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the potential applicability of any income tax treaty in their particular circumstances.

Sale, Exchange or Other Disposition of Shares of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax and, in certain cases, withholding tax on the sale, exchange or other disposition of shares of our common stock purchased in the Offering unless:

•                  the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder (and, if an applicable tax treaty requires, is also attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder),

•                  in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 or more days (as calculated for U.S. federal income tax purposes) during the taxable year of the disposition, and certain other conditions are satisfied, or

•                  we are or have been a “United States real property holding corporation,” or “USRPHC,” as defined for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates in the same manner as gain is taxable to U.S. Holders. Any gain described in the first bullet point above of a Non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. Holder described in the second bullet point above generally will be subject to U.S. federal income tax at a flat rate of 30% (or at a reduced rate under an applicable income tax treaty) on any gain recognized on the sale, exchange or other disposition of our common stock, which may be offset by certain U.S.-source capital losses (even though such individual is not considered a resident of the United States).

With respect to the third bullet point above, a U.S. corporation is generally a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the fair market value of its real property and trade or business assets. We believe that we currently are not, and have not been, a USRPHC, although there can be no assurance that we will not become a USRPHC in future years. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, under applicable U.S. Treasury regulations, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other disposition of shares of our common stock, unless the Non-U.S. Holder has owned, directly or by attribution, more than 5% of our common stock during the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for the shares of our common stock (a “greater than 5% stockholder”).

Information Reporting and Backup Withholding Tax

Information reporting and backup withholding at a rate of 24% may apply to dividends paid with respect to our common stock and to proceeds from the sale, exchange or other disposition of our common stock. In certain circumstances, Non-U.S. Holders will not be subject to information reporting and backup withholding if they certify under penalties of perjury as to their status as Non-U.S. Holders or otherwise establish an exemption and certain other requirements are met. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder generally may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS.

Surtax on Net Investment Income

Individuals, estates and trusts will be required to pay a 3.8% Medicare surtax on “net investment income” (in the case of an individual) or “undistributed net investment income” (in the case of a trust or estate)  in excess of  a certain threshold amount.  Net investment income includes, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses).  Net investment income is reduced by deductions that are properly allocable to such income.  U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of our common stock.

Foreign Accounts

Legislation enacted in 2010, commonly known as “FATCA,” generally imposes a 30% withholding tax on dividends on shares of common stock  paid to (i) a foreign financial institutions (as defined in section 1471 of the Code) unless it enters into an agreement to collect and disclose to the IRS information regarding direct and indirect U.S. account holders, and (ii) certain other foreign entities unless they certify certain information regarding their direct and indirect U.S. owners. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In certain circumstances, an account holder may be eligible for refunds or credits of such taxes. We will not pay any additional amounts in respect to any amounts withheld. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements.

While the withholding obligations described above would also apply to gross proceeds from the sale of assets that could produce U.S.-source dividends and interest, recently proposed Treasury regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued, eliminate this requirement. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO ALL TAX CONSEQUENCES TO THEM OF THE ACQUISITION OF UNITS AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF ANY CHANGES THEREIN.

PRIVATE PLACEMENT TRANSACTION

Concurrently with the closing of the sale of common stock in this Offering, for each share of common stock purchased, each purchaser will receive a warrant to purchase one share of common stock in a private placement transaction. The investors will receive Series A Warrants to purchase an aggregate of 8,653,846 shares of common stock, at an initial exercise price equal to $0.35.  Each Series A Warrant will be exercisable six months from the date of issuance and has a term expiring five years after such initial exercise date. Subject to limited exceptions, a holder of warrants will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder prior to the date of issuance) of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares upon exercise of the warrants, provided that the holder may increase or decrease the beneficial ownership limitation up to 9.99%, provided, further, that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice of such change to the Company.

The warrants provide that in the event of certain enumerated fundamental transactions, each holder of warrants will have the option to require us to purchase its warrants in cash for the Black-Scholes value of the warrants. In addition, if at the time of the exercise of the warrants, there is no effective registration statement registering, or the prospectus contained therein is not available for, the resale of the shares of common stock underlying the warrants, then the warrant may be exercised by means of a “cashless exercise.”

Furthermore, each of the investors in this Offering holds warrants that were issued by the Company in May 2016 and are exercisable until November 2021. In connection with this Offering, the Company has agreed to exchange the May 2016 warrants for Series B Warrants to purchase an aggregate of 4,500,000 shares of common stock with an exercise price of $0.35 exercisable until May 2022.  The Series B Warrants will otherwise be identical to the Series A Warrants.

The issuance of the Series A Warrants and the Series B Warrants is together referred to as the “Private Placement Transaction”.

The warrants will be issued and sold without registration under the Securities Act of 1933, as amended (the “Act”), or state securities laws, in reliance on the exemptions provided by Section 4(a)(2) of the Act and/or Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws. Accordingly, investors may exercise those warrants and sell the underlying shares only pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 144 under the Securities Act or another applicable exemption under the Securities Act.

PLAN OF DISTRIBUTION

H.C. Wainwright & Co., LLC (“Wainwright”) has agreed to act as placement agent in connection with this offering subject to the terms and conditions of the letter agreement dated July 15, 2019 (the “Letter Agreement”). The placement agent is not purchasing or selling any shares of common stock offered by this prospectus supplement, nor is it required to arrange the purchase or sale of any specific number or dollar amount of common stock, but has agreed to use its best efforts to arrange for the sale of all of the shares of common stock offered hereby. We will enter into a securities purchase agreement (the “Securities Purchase Agreement”) directly with investors in connection with this offering and we may not sell the entire amount of shares of common stock offered pursuant to this prospectus supplement. The placement agent may engage one or more sub-agents or selected dealers to assist with the offering.

We have agreed to pay the placement agent a placement agent’s fee equal to six percent (6%) of the aggregate purchase price of the shares of common stock sold in this Offering and pursuant to the Private Placement Transaction described above under the caption “Private Placement Transaction.”

Out of the proceeds of the Offering and the Private Placement Transaction, we will also reimburse the placement agent an expense allowance of up to $35,000 for legal fees and other out-of-pocket expenses, and $10,000 for the placement agent’s clearing expenses, provided, however, that such reimbursement amount in no way limits or impairs the indemnification and contribution provisions the placement agent is entitled to under the Letter Agreement.

We have also agreed to give the placement agent a right of first refusal to act as our exclusive underwriter or placement agent for any further capital raising transactions undertaken by us until December 31, 2019.

The following table shows the per share and total placement agent’s fees that we will pay to the placement agent in connection with the sale of the shares of common stock offered pursuant to this prospectus supplement assuming the purchase of all of the shares offered hereby.

Maximum offering total	$2,250,000
Per share placement agent’s fees	$0.0156
Total placement agent’s fees	$135,000

Because there is no minimum amount required as a condition to the closing in this offering, the actual total offering commissions, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

Our obligation to issue and sell common stock to the purchasers is subject to the conditions set forth in the Securities Purchase Agreement. A purchaser’s obligation to purchase common stock is subject to the conditions set forth in the Securities Purchase Agreement as well.

We estimate the total expenses that will be payable by us, excluding the placement agent’s fees, will be approximately $150,000, which include legal, accounting and printing costs, various other fees and reimbursement of the placement agent’s expenses.

The foregoing does not purport to be a complete statement of the terms and conditions of the Letter Agreement and the Securities Purchase Agreement. A copy of the Letter Agreement and the form of Securities Purchase Agreement with investors are included as exhibits to a Current Report on Form 8-K to be filed with the SEC in connection with this Offering and is incorporated by reference into the registration statement of which this prospectus supplement is part.

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the common stock sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the placement agent would be required to comply with the Securities Act and the Securities Exchange Act of 1934, as amended, or Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by the placement agent acting as principal. Under these rules and regulations, the placement agent:

•                  may not engage in any stabilization activity in connection with our securities; and

•                  may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in our engagement letter with the placement agent. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

In addition, we will indemnify the purchaser of shares of our common stock in this offering against liabilities arising out of or relating to (i) any breach of any of the representations, warranties, covenants or agreements made by us in the securities purchase agreement or related documents or (ii) any action instituted against a purchaser by a third party (other than a third party who is affiliated with such purchaser) with respect to the securities purchase agreement or related documents and the transactions contemplated thereby, subject to certain exceptions.

From time to time, Wainwright may provide in the future various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus supplement and as set forth in the At the Market Offering Agreement dated as of December 20, 2016, as amended, by and between the Company and Wainwright, we have no present arrangements with Wainwright for any further services.

Our common stock is traded on the NYSE American and on the Toronto Stock Exchange under the symbol “AUMN.”

RESTRICTIONS ON RESALE TO RESIDENTS OF CANADA

The Company is a “reporting issuer” (within the meaning of applicable Canadian securities laws) in each of the provinces of Canada. However, as the offering of shares of common stock is being made solely outside of Canada, the Company is exempt from the requirement to prepare and file a prospectus with the securities regulatory authorities in each of the provinces of Canada to qualify the distribution of the shares of common stock. Accordingly, each purchaser of the shares of common stock acknowledges that the shares of common stock are subject to “hold period” resale restrictions under applicable Canadian securities laws such that such securities must not be traded or resold in or to a resident of Canada until four months and a day after the closing of the offering, and each purchaser of shares of common stock agrees and is deemed to agree to comply with such restrictions. Accordingly, this prospectus supplement serves as notice to each purchaser of shares of common stock of the transfer and resale restrictions applicable to the shares of common stock under Canadian securities laws described in the following legend:

“UNDER CANADIAN SECURITIES LAWS, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE ORIGINAL DISTRIBUTION DATE OF THE SHARES OF COMMON STOCK.”

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Davis Graham & Stubbs LLP. Certain matters with respect to Canadian law will be passed upon by Fasken Martineau DuMoulin LLP on our behalf. The placement agent is being represented in connection with this Offering by Ellenoff Grossman & Schole LLP.

EXPERTS

The consolidated financial statements of Golden Minerals Company as of December 31, 2018 and 2017 incorporated in this prospectus supplement by reference to the Golden Minerals Company Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the reports of Plante Moran PLLC and ESK&H LLLP, both independent registered public accounting firms, given on the authority of said firms as experts in auditing and accounting.

The estimates of our mineralized material with respect to the Velardeña Properties and Santa Maria and Rodeo properties incorporated by reference in this prospectus supplement and the accompanying prospectus have been included in reliance upon the technical report prepared by Tetra Tech, Inc. The estimates of our mineralized material with respect to the El Quevar project included in this prospectus supplement or incorporated by reference in this prospectus supplement and the accompanying prospectus have been included in reliance upon the technical report prepared by Amec Foster Wheeler E&C Services, Inc., a Wood Group PLC company.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus supplement, and information filed with the SEC subsequent to this prospectus supplement and prior to the termination of the particular Offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•                  Annual Report on Form 10-K for the fiscal year ended December 31, 2018;

•                  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019;

•                  Current Report on Form 8-K filed on May 21, 2019;

•                  Current Report on Form 8-K filed on June 27, 2019; and

•                  The description of our common stock contained in our registration statement on Form 8-A filed February 5, 2010 with the SEC under 12(b) of the Exchange Act (File No. 001-13627), including any subsequent amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus supplement is a part (including prior to the effectiveness of the registration statement) and prior to the termination of the Offering. Any statement in a document incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus supplement or any other subsequently filed document that is incorporated by reference herein modifies or supersedes such statement.

Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus supplement.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to:

Golden Minerals Company

350 Indiana Street, Suite 650

Golden, Colorado 80401

Attention: Secretary

Telephone: (303) 839-5060

Except as provided above, no other information, including information on our internet site, is incorporated by reference in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the related registration statement on Form S-3. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. In addition, statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any agreement or other document are not necessarily complete. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. See “Where You Can Find More Information” in the accompanying prospectus for information on the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy our Form S-3 registration statement and any reports, statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Our SEC filings are also available to the public from commercial document retrieval services. Information contained on our website should not be considered part of this prospectus.

We also file reports, statements or other information with the Alberta, British Columbia, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Ontario Securities Commissions. Copies of these documents that are filed through the System for Electronic Document Analysis and Retrieval, or “SEDAR,” of the Canadian Securities Administrators are available at its web site http://www.sedar.com.

PROSPECTUS

$200,000,000

Senior Debt Securities
Subordinated Debt Securities
Common Stock

Preferred Stock
Warrants
Rights

Units
Depositary Shares

Golden Minerals Company (“Golden Minerals,” “the Company,” “we,” “us,” or “our”) may offer and sell from time to time up to $200,000,000 of our senior and subordinated debt securities, common stock, $0.01 par value, preferred stock, $0.01 par value, warrants to purchase any of the other securities that may be sold under this prospectus, rights to purchase common stock, preferred stock and/or senior or subordinated debt securities, depositary shares, units consisting of two or more of these classes or series of securities and securities that may be convertible or exchangeable to other securities covered hereby, in one or more transactions.

We will provide specific terms of any offering in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any supplement carefully before you invest.

We may sell securities directly to you, through agents we select, or through underwriters or dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. The net proceeds we expect to receive from these sales will be described in the prospectus supplement.

Our common stock is listed on the NYSE American (“NYSE American”) under the symbol “AUMN.” On September 11, 2017 the last reported sales price of our common stock on the NYSE American was $0.57 per share. Our common stock is also listed on the Toronto Stock Exchange (“TSX”) under the symbol “AUMN.” The closing price for our common stock on September 11, 2017 as quoted on the TSX, was Cdn$0.70. The applicable prospectus supplement will contain information, where applicable, as to any other listing on any securities exchange of the securities covered by the prospectus supplement.

As of September 11, 2017, the aggregate market value of our outstanding common stock held by non-affiliates was $28,065,666. We have previously sold $720,000 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior twelve calendar month period that ends on, and includes, the date of this prospectus.

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation    to the contrary is a criminal offense.

The date of this prospectus is September 29, 2017.

TABLE OF CONTENTS(1)

As used in this prospectus, the terms “Golden Minerals,” “the Company,” “we,” “our,” “ours” and “us” may, depending on the context, refer to Golden Minerals Company, to one or more of Golden Minerals Company’s consolidated subsidiaries or to Golden Minerals Company and its consolidated subsidiaries, taken as a whole. When we refer to “shares” throughout this prospectus, we include all rights attaching to our common stock under any shareholder rights plan then in effect.

(1)              NTD: DGS to update prior to filing.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), which we refer to as the SEC or the Commission, using a “shelf”   registration process. Under the shelf registration, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time that we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information incorporated by reference in this prospectus before making an investment in our securities. See “Where You Can Find More Information” for more information. We may use this prospectus to sell securities only if it is accompanied by a prospectus supplement.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of such document.

WHERE YOU CAN FIND MORE INFORMATION

We file and furnish annual, quarterly and current reports and other information, including proxy statements, with the SEC. You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Our SEC filings are also available through the “Investor Relations” section of our website at www.goldenminerals.com.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus and any accompanying prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act of 1934 (the “Exchange Act”)):

(a)                       the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Commission on February 28, 2017;

(b)                       the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, as filed with the Commission on May 9, 2017, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, as filed with the Commission on August 8, 2017;

(c)                        the Company’s Current Reports on Form 8-K, as filed with the Commission on May 17, 2017 and August 3, 2017; and

(d)                       the description of the Company’s common stock contained in our registration statement on Form 8-A filed February 5, 2010 with the Commission under Section 12(b) of the Exchange Act (File No. 001-13627), including any subsequent amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus is a part (including prior to the effectiveness of the registration statement) and prior to the termination of the offering. Any statement in a document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such statement.

Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 or corresponding information furnished under Item 9.01 or related exhibits of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to:

Golden Minerals Company

350 Indiana Street, Suite 800

Golden, Colorado 80401

Attention: Secretary

Telephone: (303) 839-5060

Except as provided above, no other information, including information on our internet site, is incorporated by reference in this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference herein, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include statements relating to our plans, expectations and assumptions concerning our Velarden˜a Properties (as defined in this prospectus), including expectations regarding the oxide plant lease; anticipated plans and expectations regarding the El Quevar project; planned drill programs and other exploration and related spending and costs at exploration properties and anticipated timing of drill results from certain exploration properties; anticipated spending on general and administrative activities; planned spending and expected cash needs; and statements concerning our financial condition, operating strategies and operating and legal risks.

We use the words “anticipate,” “continue,” “likely,” “estimate,” “expect,” “may,” “could,” “will,” “project,” “should,” “believe” and similar expressions (including negative and grammatical variations) to identify forward-looking statements and information. Statements that contain these words discuss our future expectations, contain projections or state other forward-looking information. Although we believe the expectations and assumptions reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations and assumptions will prove to be correct.

Our actual results could differ materially from those expressed or implied in these forward-looking statements and information as a result of the factors described under “Risk Factors” in this prospectus and other factors set forth in this prospectus, and the documents incorporated by reference herein, including:

•       Lower revenue than anticipated from the oxide lease, which could result from delays or problems at the third party’s mine or at the oxide plant, permitting problems at the third party’s mine or the oxide plant, delays in constructing additional tailings capacity at the oxide plant, earlier than expected termination of the lease or other causes;

•       Higher than anticipated care and maintenance costs at the Velardeña Properties in Mexico or at the El Quevar project in Argentina;

•       Continued decreases or insufficient increases in silver and gold prices;

•       Whether we are able to raise the necessary capital required to continue our business on terms acceptable to us or at all, and the likely negative effect of continued low silver and gold prices or unfavorable exploration results;

•       Unfavorable results from exploration at the Santa Maria, Rodeo or other exploration properties and whether we will be able to advance these or other exploration properties;

•       Risks related to the El Quevar project in Argentina, including whether we will be able to find a joint venture partner to advance the project, the feasibility and economic viability and unexpected costs of maintaining the project;

•       Variations in the nature, quality and quantity of any mineral deposits that are or may be located at the Velardeña Properties or the Company’s exploration properties, changes in interpretations of geological information, and unfavorable results of metallurgical and other tests;

•       Whether we will be able to mine and sell minerals successfully or profitably at any of our current properties at current or future silver and gold prices and achieve our objective of becoming a mid-tier mining company;

•       Potential delays in our exploration activities or other activities to advance properties towards mining resulting from environmental consents or permitting delays or problems, accidents, problems with contractors, disputes under agreements related to exploration properties, unanticipated costs and other unexpected events;

•       Our ability to retain key management and mining personnel necessary to successfully operate and grow our business;

•       Economic and political events affecting the market prices for gold, silver, zinc, lead and other minerals that may be found on our exploration properties;

•       Political and economic instability in Mexico, Argentina, and other countries in which we conduct our business and future actions of any of these governments with respect to nationalization of natural resources or other changes in mining or taxation policies;

•       Volatility in the market price of our common stock; and

•       The factors set forth in “Risk Factors” on page 4 of this prospectus.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional factors elsewhere in this prospectus and in any documents incorporated by reference herein. Many of those factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements or information. These statements speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements and information attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

CAUTIONARY STATEMENT REGARDING MINERALIZED MATERIAL

“Mineralized material” as used in this prospectus and the documents incorporated by reference herein, although permissible under SEC Industry Guide 7, does not indicate “reserves” by SEC standards. We cannot be certain that any deposits at the Velardeña Properties, the Santa Maria and Rodeo properties, or at the El Quevar project or any deposits at our other exploration properties, will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves.” Investors are cautioned not to assume that all or any part of the disclosed mineralized material estimates will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

THE COMPANY

We are a mining company holding a 100% interest in the Velardeña and Chicago precious metals mining properties and associated oxide and sulfide processing plants in the State of Durango, Mexico (the “Velardeña Properties”). During November 2015, we suspended mining and sulfide processing activities at our Velardeña Properties in order to conserve the asset until we are able to develop mining and processing plans that at then current prices for silver and gold indicate a sustainable positive operating margin (defined as revenues less costs of sales) or we are able to locate, acquire and develop alternative mineral sources that could be economically mined and transported to the Velardeña Properties for processing. We have placed the mine and sulfide processing plant on care and maintenance to enable a re-start of either the mine or mill when mining and processing plans and metals prices support a cash positive outlook.

We retained a core group of employees, most of whom have been assigned to operate the oxide plant, which is leased to a third party and not affected by the shutdown. The oxide plant began processing material for the third party in mid-December 2015, and we expect to receive net cash flow under the lease of approximately $4.7 million in 2017. During March 2017, the third party exercised its right to extend the lease through December 31, 2018. In August, 2017, we granted the third party an option to extend the lease for an additional period of up to two years ending no later than December 31, 2020 in exchange for a $1.0 million cash payment and the purchase of $1.0 million, or approximately 1.8 million shares of the Company’s common stock (the “Hecla Share Issuance”).

We remain focused on evaluating and searching for mining opportunities in North America (including Mexico) with near term prospects of mining, and particularly for properties within reasonable haulage distances of our Velardeña Properties. We are also reviewing strategic opportunities, focusing primarily on development or operating properties in North America, including Mexico. We are continuing our exploration efforts on selected properties in our portfolio of approximately 10 exploration properties located primarily in Mexico. We continue to hold our El Quevar advanced exploration property in Argentina on care and maintenance until we can fund further exploration or find a partner to further fund exploration. Our management team is comprised of experienced mining professionals with extensive expertise in mineral exploration, mine construction and development, and mine operations. Our principal offices are located in Golden, Colorado at 350 Indiana Street, Suite 800, Golden, CO 80401, and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. We also maintain an office at the Velardeña Properties in Mexico and exploration offices in Argentina and Mexico.

We are considered an exploration stage company under the SEC criteria since we have not demonstrated the existence of proven or probable mineral reserves at our Velardeña Properties or any of our other properties. In SEC Industry Guide 7, the SEC defines a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Proven or probable mineral reserves are those reserves for which (a) quantity is computed and (b) the sites for inspection, sampling, and measurement are spaced so closely that the geologic character is defined and size, shape and depth of mineral content can be established (proven) or the sites are farther apart or are otherwise less adequately spaced but high enough to assume continuity between observation points (probable). Mineral reserves cannot be considered proven or probable unless and until they are supported by a feasibility study, indicating that the mineral reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable.

Prior to suspending mining and processing at the Velardeña Properties in November 2015, we had revenues from the sale of silver, gold, lead and zinc products from the Velardeña and Chicago mines. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Any mineralized material discovered or extracted by us should not be considered proven or probable mineral reserves. As of December 31, 2016, none of our mineralized material met the definition of proven or probable mineral reserves. We expect to remain an exploration stage company for the foreseeable future, even though we were extracting and processing mineralized material. We will not exit the exploration stage until such time, if ever, that we demonstrate the existence of proven or probable mineral reserves that meet the guidelines under SEC Industry Guide 7.

RISK FACTORS

An investment in the securities offered in this prospectus involves a high degree of risk.

We have historically incurred operating losses and operating cash flow deficits and we expect to incur operating losses and operating cash flow deficits through 2017; our potential profitability in the foreseeable future would depend on our ability to identify, acquire and mine properties to generate sufficient revenues to fund our continuing activities.

We have a history of operating losses and we expect that we will continue to incur operating losses unless and until such time as our Velardeña Properties, our El Quevar project, or another of our exploration properties, generates sufficient revenue to fund our continuing business activities. Although we have leased the oxide plant at the Velardeña Properties to a subsidiary of Hecla Mining Company, the cash that we expect will be generated from that lease may not be sufficient to fund all of our continuing business activities as currently conducted. In addition, the oxide plant lease may terminate sooner or produce less revenue than we anticipate. There is no assurance that we will develop additional sources of revenue.

In addition, the potential profitability of mining and processing at any of our properties would be based on a number of assumptions. For example, profitability would depend on metal prices, costs of materials and supplies, costs at the mines and processing plants and the amounts and timing of expenditures, including expenditures to maintain our Velardeña Properties, our El Quevar project and to continue exploration at other exploration properties, and potential strategic acquisitions or other transactions, in addition to other factors, many of which are and will be beyond our control. We cannot be certain we will be able to generate sufficient revenue from any source to achieve profitability and eliminate operating cash flow deficits, or to cease to require additional funding.

We may require additional external financing to fund our continuing business activities in the future.

As of June 30, 2017, we had approximately $2.7 million in cash and cash equivalents, and in August 2017 we received a further $2.0 million in connection with the Hecla lease extension option. With anticipated costs during 2017, including exploration expenditures, care and maintenance costs at the Velardeña Properties, property holding costs at the El Quevar project, and general and administrative expenses, offset by anticipated revenue from the lease of the oxide plant, payment related to an exploration property farm out and receipt of a refund of prior years’ value added taxes related to the El Quevar project, we expect our current cash and cash equivalent balance will be approximately $4.0 million by the end of 2017. Even with these anticipated revenues throughout 2017, our cash balance in 2017 might not be sufficient to provide adequate cash reserves in the event of an unexpected termination of the Hecla lease, variations from anticipated care and maintenance costs at the Velardeña Properties and costs for continued exploration, project assessment and development at our other exploration properties, requiring us to seek additional funding from equity or debt or from monetization of non-core assets.

Other than our outstanding At-the-Market program (the “ATM Program”), which we launched in December 2016, and for which the amount of funds raised thereby is uncertain, we do not have a credit, off-take or other commercial financing arrangement in place that would finance our general and administrative costs and other working capital needs to fund our continuing business activities in the future, and we believe that securing credit for these purposes may be difficult given our limited history and the continuing volatility in global credit and commodity markets. In addition, commercial financing arrangements may not be available on favorable terms or on terms that would not further restrict our flexibility and ongoing ability to meet our cash requirements over a reasonable period of time. Access to public financing has been negatively impacted by the volatility in the credit markets and metals prices, which may affect our ability to obtain equity or debt financing in the future and, if obtained, to do so on favorable terms. We also may not be able to obtain funding by monetizing additional non-core exploration or other assets at an acceptable price. We cannot assure you that we will be able to obtain financing to fund our general and administrative costs and other working capital needs to fund our continuing business activities in the future on favorable terms or at all.

Hecla may terminate the oxide plant lease.

In July 2015 we entered into a leasing agreement with a wholly-owned subsidiary of Hecla Mining Company to lease our Velardeña oxide plant for an initial term of 18 months beginning July 1, 2015. The lease agreement contained several lease extension options, which Hecla exercised, extending the lease through December 31, 2018. In August 2017, we granted Hecla an option pursuant to an option agreement to extend the lease for an additional period of up to two years ending no later than December 31, 2020. Hecla must exercise this option to extend the lease no later than October 3, 2018. Hecla is responsible for ongoing operation and maintenance of the oxide plant and during the year ended December 31, 2016, Hecla’s mining and processing activities resulted in a net margin of $4.4 million for the Company. Although we intend the oxide plant lease to extend through December 2018, and then through December 2020 assuming exercise of the option, the lease may terminate sooner than we anticipate if Hecla experiences mining problems or delays at its nearby mine, if there are disputes between Hecla and us, or for other reasons. Moreover, the lease payment from Hecla is based, in part, on the amount of ore processed at the plant, and we have no control over their production. There is also no assurance that Hecla will exercise the option to extend the lease for an additional two years through December 31, 2020.

One of our stockholders owns a significant percentage of our common stock and could block decisions or transactions that could be beneficial to other stockholders.

One of our stockholders, The Sentient Group (“Sentient”), owns approximately 45% of the Company’s outstanding common stock. With this level of ownership, Sentient could exert significant control over the Company, including over the election of directors, changes in the size or the composition of the board of directors, and mergers and other business combinations involving the Company. Through greater control of the board of directors and increased voting power, including the potential to prevent a quorum at stockholders meetings, Sentient could control certain decisions, including decisions regarding qualification and appointment of officers, operations of the business including acquisition or disposition of our assets or purchases and sales of mining or exploration properties, dividend policy, and access to capital (including borrowing from third-party lenders and the issuance of equity or debt securities).Sentient’s large share ownership will also make it difficult, if not impossible, for the Company to enter into a change of control transaction that may otherwise be beneficial for the Company’s other shareholders.

If we commence mining in Mexico, we will likely enter into a collective bargaining agreement with a union that, together with labor and employment regulations, could adversely affect our mining activities and financial condition.

As was the case at our Velardeña Properties, mine employees in Mexico are typically represented by a union, and our relationship with our employees was, and we expect in the future will be, governed by collective bargaining agreements. Any collective bargaining agreement that we enter into with a union is likely to restrict our mining flexibility in and impose additional costs on our mining activities. In addition, relations between us and our employees in Mexico may be affected by changes in regulations or labor union requirements regarding labor relations that may be introduced by the Mexican authorities or by labor unions. Changes in legislation or in the relationship between us and our employees may have a material adverse effect on our mining activities and financial condition.

We may not mine the Velardeña Properties again.

In mid-November 2015, we shut down the mines and sulfide processing plant at our Velardeña Properties and placed them on care and maintenance. Commencing mining again is subject to numerous risks and uncertainties, including:

•       whether we are able to create mine plans or gold recovery improvements that can achieve sustainable cash positive results at current and future metals prices;

•       unexpected events, including difficulties in maintaining the properties on a care and maintenance basis, potential sabotage or damage to the assets related to the suspension of mining, and variations in ore grade and relative amounts, grades and metallurgical characteristics of oxide and sulfide ores;

•       continued decreases or insufficient increases in gold and silver prices to permit us to achieve sustainable cash positive results;

•       actual holding and care and maintenance costs resulting from the shutdown exceeding current estimates or including unanticipated costs;

•       loss of and inability to adequately replace skilled mining and management personnel;

•       strikes or other labor problems; and

•       our ability to obtain additional funding for general and administrative costs and other working capital needs to fund our continuing business activities as currently conducted and possibly for a potential restart of our Velardeña Properties.

Based on these risks and uncertainties, there can be no assurance that we will restart mining activities at the Velardeña Properties.

Our ability to successfully conduct mining and processing activities resulting in long-term cash flow and profitability will be affected by changes in prices of silver, gold and other metals.

Our ability to successfully conduct mining and processing activities in Mexico, Argentina or other countries, to establish reserves and advance our exploration properties, and to become profitable in the future, as well as our long-term viability, depend, in large part, on the market prices of silver, gold, zinc, copper and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•       global or regional consumption patterns;

•       supply of, and demand for, silver, gold, zinc, lead, copper and other metals;

•       speculative activities and hedging activities;

•       expectations for inflation;

•       political and economic conditions; and

•       supply of, and demand for, consumables required for extraction and processing of metals.

The declines in silver and gold prices in 2013, 2014 and 2015 have had a significant impact on our mining activities, resulting in shutdowns in 2013 and 2015 of mining at our Velardeña Properties, and negatively affect mining opportunities at our other properties. Additionally, future weakness in the global economy could increase volatility in metals prices or depress metals prices, which could also affect our mining and processing plans at our Velardeña Properties or make it uneconomic for us to engage in mining or exploration activities. Volatility or sustained price declines may also adversely affect our ability to build or continue our business.

If products are processed from our Velardeña Properties or other mines in the future, they could contain higher than expected contaminants, thereby negatively impacting our financial condition.

In 2015 we processed mined material to make gold and silver bearing lead, zinc and pyrite concentrates. Concentrate treatment charges paid to smelters and refineries include penalties for certain elements, including arsenic and antimony that exceed contract limits. In the future, if we process material from our Velardeña Properties or other mines, any such concentrates could include higher than expected contaminants, which would result in higher treatment expenses and penalty charges that could increase our costs and negatively impact our business, financial condition and results of operations. This could occur due to unexpected variations in the occurrence of these elements in the material mined, problems that occur during blending of material from various locations in the mine prior to processing and other unanticipated events.

The Velardeña Properties, the El Quevar project and our other properties may not contain mineral reserves.

We are considered an exploration stage company under SEC Industry Guide 7, and none of the properties at our Velardeña Properties, the El Quevar project, or any of our other properties have been shown to contain proven or probable mineral reserves. Expenditures made in mining at the Velardeña Properties or the exploration and advancement of our El Quevar project or other properties may not result in positive cash flow or in discoveries of commercially recoverable quantities of ore. Most exploration projects do not result in the discovery of commercially mineable ore deposits, and we cannot assure you that any mineral deposit we identify will qualify as an orebody that can be legally and economically exploited or that any particular level of recovery from discovered mineralization will in fact be realized.

Tetra Tech completed technical reports on our Velardeña Properties and our Santa Maria and Rodeo properties, which indicated the presence of mineralized material, and RPMGlobal (formerly RungePincockMinarco) completed a technical report on our El Quevar property, which indicated the presence of mineralized material. Mineralized material figures based on estimates made by geologists are inherently imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling that may prove to be unreliable or inaccurate. We cannot assure you that these estimates are accurate or that proven and probable mineral reserves will be identified at the Velardeña Properties, the Santa Maria and Rodeo properties, the El Quevar project or any of our other properties. Even if the presence of reserves is established at a project, the economic viability of the project may not justify exploitation. We have spent significant amounts on the evaluation of El Quevar prior to establishing the economic viability of that project.

Estimates of reserves, mineral deposits and mining costs also can be affected by factors such as governmental regulations and requirements, fluctuations in metals prices or costs of essential materials or supplies, environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grades of ore or material ultimately mined may differ from that indicated by drilling results, sampling, feasibility studies or technical reports. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining and on the results of operations. Silver, gold or other minerals recovered in small-scale laboratory tests may not be duplicated in large-scale tests under on-site processing conditions.

The Velardeña Properties, the El Quevar project and our other properties are subject to foreign environmental laws and regulations which could materially adversely affect our business.

We have conducted mining activities in Mexico and conduct mineral exploration activities primarily in Mexico. Mexico and Argentina, where the El Quevar project is located, have laws and regulations that control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste generation, handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations require us to acquire permits and other authorizations for conducting certain activities. In many countries, there is relatively new comprehensive environmental legislation, and the permitting and authorization process may not be established or predictable. We may not be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the cost of our projects and could suspend or delay the commencement of extraction and processing of mineralized material.

Our Velardeña Properties are subject to regulation by SEMARNAT, the environmental protection agency of Mexico. In order to permit new facilities at or expand existing facilities, regulations require that an environmental impact statement, known in Mexico as a Manifestación de Impacto Ambiental (the “Manifestación”), be prepared by a third-party contractor for submission to SEMARNAT. Studies required to support the Manifestación include a detailed analysis of soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Manifestación is then published on SEMARNAT’s web page and in its official gazette in a national and local newspaper. The Manifestación is discussed at various open hearings, including hearings in the local communities, at which third parties may voice their views. We would be required to provide proof of local community support of the Manifestación as a condition to final approval. We may not be able to obtain community support of future projects.

Environmental legislation in Mexico is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. For example, in January 2011, Article 180 of the Mexican Federal General Law of Ecological Balance and Environmental Protection was amended. Among other things, this amendment extended the term during which an individual or entity having a legitimate interest may contest administrative acts, including environmental authorizations, permits or concessions granted, without the need to demonstrate the actual existence of harm to the environment, natural resources, flora, fauna or human health, making it sufficient to argue that harm may be caused. Further, the amendment permits the contesting party to challenge a Manifestación through a variety of administrative or court procedures. As a result of the amendment, more legal actions supported or sponsored by non-governmental groups interested in halting projects may be filed against companies operating in all industrial sectors, including the mining sector. Mexican operations are also subject to the environmental agreements entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement. Further, in August 2011, certain amendments to the Civil Federal Procedures Code of Mexico (“CFPC”) were published in the Official Daily of the Federation. The amendments establish three categories of collective actions by which 30 or more people claiming injury resulting from, among other things, environmental harm, will be deemed to have a sufficient and legitimate interest in seeking, through a civil procedure, restitution, economic compensation or suspension of the activities from which the alleged injury derived. These amendments to the CFPC may result in more litigation by plaintiffs seeking remedies for alleged environmental harms, including suspension of the activities alleged to cause harm. Future changes in environmental regulation in the jurisdictions where the Velardeña Properties are located may adversely affect our business, make our business prohibitively expensive, or prohibit it altogether.

Environmental legislation in many other countries, in addition to Mexico, is evolving in a manner that will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. For example, in September 2010, the Argentine National Congress passed legislation which prohibits mining activity in glacial and surrounding areas. Although we do not currently anticipate that this legislation will impact the El Quevar project, the legislation provides an example of the evolving environmental legislation in the areas in which we operate. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (i) necessitate significant capital outlays, (ii) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects, or (iii) materially adversely affect our future exploration activities.

The Velardeña Properties and many of our exploration properties are located in historic mining districts where prior owners, including ECU in the case of the Velardeña Properties, may have caused environmental damage that may not be known to us or to the regulators. At the Velardeña Properties and in most other cases, we have not sought complete environmental analyses of our mineral properties. We have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and mining) is not generally available. To the extent environmental hazards may exist on the properties in which we currently hold interests, or may hold interests in the future, that are unknown to us at present and that have been caused by us, or previous owners or operators, or that may have occurred naturally, and to the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities could have a material adverse effect on our financial condition and results of operations. If we are unable to fully fund the cost of remediation of any environmental condition, we may be required to suspend activities or enter into interim compliance measures pending completion of the required remediation.

In addition, U.S. or international legislative or regulatory action to address concerns about climate change and greenhouse gas emissions could negatively impact our business.

Title to the Velardeña Properties and our other properties and rights may be defective or may be challenged.

Our policy is to seek to confirm the validity of our rights to, title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance is not available for our mineral properties, and our ability to ensure that we have obtained secure rights to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Velardeña Properties and our other mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to conduct activities on our properties as permitted or to enforce our rights with respect to our properties, and the title to our mineral properties may also be impacted by state action. We have not conducted surveys of all of the exploration properties in which we hold direct or indirect interests and, therefore, the precise area and location of these exploration properties may be in doubt.

In most of the countries in which we operate, failure to comply with applicable laws and regulations relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction or imposition of partners could have a material adverse effect on our financial condition, results of operations and prospects.

Under the laws of Mexico, mineral resources belong to the state, and government concessions are required to explore for or exploit mineral reserves. Mineral rights derive from concessions granted, on a discretionary basis, by the Ministry of Economy, pursuant to the Mexican mining law and regulations thereunder. We hold title to the Velardeña Properties and our other properties in Mexico through these government concessions, but there is no assurance that title to the concessions comprising the Velardeña Properties and other properties will not be challenged or impaired. The Velardeña Properties and other properties may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by undetected defects. There could be valid challenges to the title of any of the claims comprising the Velardeña Properties that, if successful, could impair mining with respect to such properties in the future. A defect could result in our losing all or a portion of our right, title, and interest in and to the properties to which the title defect relates.

Our Velardeña Properties mining concessions and our other mining concessions in Mexico may be terminated if our obligations to maintain the concessions in good standing are not satisfied, including obligations to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Ministry of Economy and to allow inspections by the Ministry of Economy. In addition to termination, failure to make timely concession maintenance payments and otherwise comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements. Additionally, in 2014, new mining concessions became subject to additional review and approval by the Mexico Ministry of Energy.

Mining concessions in Mexico give exclusive exploration and exploitation rights to the minerals located in the concessions but do not include surface rights to the real property, which requires that we negotiate the necessary agreements with surface landowners. Many of our mining properties are subject to the Mexican ejido system requiring us to contract with the local communities surrounding the properties in order to obtain surface rights to land needed in connection with our mining exploration activities. In connection with our Velardeña Properties, we have contracts with two ejidos to secure surface rights with a total annual cost of approximately $25,000. The first contract is a ten-year contract with the Velardeña ejido, which provides surface rights to certain roads and other infrastructure at the

Velardeña Properties through 2021. The second contract is a 25-year contract with the Vista Hermosa ejido signed in March 2013, which provides exploration access and access rights for roads and utilities for our Velardeña Properties. Our inability to maintain and periodically renew or expand these surface rights on favorable terms or otherwise could have a material adverse effect on our business and financial condition.

Mining and processing activities are dependent on the availability of sufficient water supplies to support our mining activities.

Mining and processing at the Velardeña Properties, as at most mines, requires significant amounts of water. At the Velardeña Properties, our ability to have sufficient water is dependent on our ability to maintain our water rights and claims. Water is provided for all of the mines comprising our Velardeña Properties by wells located in the valley adjacent to the Velardeña Properties. We hold title to three wells located near the sulfide plant and hold certificates of registration to three wells located near the oxide plant. We are licensed to pump water from all six wells up to a permitted amount. We are currently only using water from the three wells associated with the oxide plant. We are required to make annual payments to the Mexican government to maintain our rights to these wells. We are required to pay a fine to the Mexican Government each year if we use too much water from a particular well or alternatively if we do not use a minimum amount of water from a particular well. In addition to these fines, the Mexican Government reserves the right to cancel our title to the wells for abuse of these rules.

We currently have a sufficient amount of water for the third-party processing activities at the oxide plant. However, if we began processing material from both the sulfide and oxide plants in the future, we may face shortages in our water supply, and therefore will need to obtain water from outside sources at higher costs. The loss of some or all water rights for any of our wells, in whole or in part, or shortages of water to which we have rights would require us to seek water from outside sources at higher costs and could require us to curtail or shut down mining and processing in the future. Laws and regulations may be introduced in the future which could limit our access to sufficient water resources in mining activities, thus adversely affecting our business.

There are significant hazards involved in underground mining and processing activities at our Velardeña Properties, not all of which are fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

The mining and processing of the underground mines at our Velardeña Properties, as well as the conduct of our exploration programs that frequently require rehabilitation of and drilling in underground mine workings, are subject to numerous risks and hazards, including, but not limited to, environmental hazards, industrial accidents, encountering unusual or unexpected geological formations, formation pressures, cave-ins, underground fires or floods, power outages, labor disruptions, seismic activity, rock bursts, accidents relating to historical workings, landslides and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, environmental damage, reduced extraction and processing and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance against risks inherent in the conduct of our business in amounts that we consider reasonable, this insurance contains, as in the case of our Velardeña Properties, exclusions and limitations on coverage, and will not cover all potential risks associated with mining and exploration activities, and related liabilities might exceed policy limits. As a result of any or all of the forgoing, particularly if the facilities are older, we could incur significant liabilities and costs that could adversely affect our results of operation and financial condition.

Our Velardeña Properties and most of our exploration properties are located in Mexico and are subject to various levels of political, economic, legal and other risks.

Our Velardeña Properties are located in Mexico, and, as such, are exposed to various levels of political, economic, legal and other risks and uncertainties, including local acts of violence, such as violence from drug cartels; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; acts of political corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, given the uncertainties surrounding the policies of the new US Administration, the political relationship between the United States and Mexico may deteriorate, creating further political risk of doing business in Mexico.

In the past, Mexico has been subject to political instability, changes and uncertainties, which have resulted in changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico’s status as a developing country may make it more difficult for us to obtain any required funding for our Velardeña Properties or other projects in Mexico in the future.

Our Mexican properties are subject to a variety of governmental regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, purchase, storage and use of explosives and other matters. Specifically, our activities related to the Velardeña Properties are subject to regulation by SEMARNAT, the Comisión Nacional del Agua, which regulates water rights, and Mexican mining laws. Mexican regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards.

Our Velardeña Properties and mineral exploration activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to our mining and exploration activities or the maintenance of our properties. For example, in January 2014, amendments to the Mexico federal corporate income tax law require titleholders of mining concessions to pay annually a 7.5% duty of their mining related profits and a 0.5% duty on revenues obtained from the sale of gold, silver and platinum that were effective March 2015. These additional duties applicable to Mexico mining concession titleholders will have a significant impact on the annual costs applicable to the Velardeña Properties if we have mining related profits or significant revenues in the future.

Changes, if any, in mining or investment policies, changes or increases in the legal rights of indigenous populations or in the difficulty or expense of obtaining rights from them that are necessary for our Velardeña Properties or shifts in political attitude may adversely affect our business and financial condition. Our mining and exploration activities may be affected in varying degrees by government regulations with respect to restrictions on extraction, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Restart of mining or use of both the oxide and sulfide plant may also require us to assure the availability of adequate supplies of water and power, which could be affected by government policy and competing businesses in the area. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our mining and exploration activities and financial condition.

Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration or mining activities at our Velardeña Properties or in respect of any of our other projects in Mexico or with which we become involved in Mexico. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of mining and exploration or material fines, penalties or other liabilities.

Most of our costs are subject to exchange control policies, the effects of inflation and currency fluctuations between the U.S. dollar and the Mexican peso.

Our revenue and external funding are primarily denominated in U.S. dollars. However, mining, processing, maintenance and exploration costs at the Velardeña Properties and most of our exploration properties are denominated principally in Mexican pesos. These costs principally include electricity, labor, water, maintenance, local contractors and fuel. When inflation in Mexico increases without a corresponding devaluation of the Mexican peso, our financial position, results of operations and cash flows could be adversely affected. The annual inflation rate in Mexico was 3.2% in 2016, 2.1% in 2015 and 4.1% in 2014. At the same time, the peso has been subject to significant fluctuation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso decreased by 19% in 2016, decreased by 17% in 2015 and decreased by 13% in 2014. In addition, fluctuations in currency exchange rates may have a significant impact on our financial results. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. We cannot assure you that currency fluctuations, inflation and exchange control policies will not have an adverse impact on our financial condition, results of operations, earnings and cash flows.

If we are unable to obtain all of our required governmental permits or obtain property rights on favorable terms or at all, our business could be negatively impacted.

Future mining and current processing at our Velardeña Properties, the continued evaluation of the El Quevar project and other exploration activities will require additional permits from various governmental authorities. Our business is and will continue to be governed by laws and regulations governing mining, exploration, prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. We may also be required to obtain certain property rights to access or use our properties. Obtaining or renewing licenses and permits, and acquiring property rights, can be complex and time-consuming processes. There can be no assurance that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, and that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain any licenses, permits or property rights or any required extensions; challenges to the issuance of licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of licenses, permits or property rights; or a failure to comply with the terms of any licenses, permits or property rights that have been obtained could have a material adverse effect on our business by delaying, preventing or making future mining and processing at our Velardeña Properties and other continued processing activities economically unfeasible. U.S. or international legislative or regulatory action to address concerns about climate change and greenhouse gas emissions could also negatively impact our business. While we will continue to monitor and assess any new policies, legislation or regulations regarding such matters, we currently believe that the impact of such legislation on our business will not be significant.

We depend on the services of key executives.

Our business strategy is based on leveraging the experience and skill of our management team. We are dependent on the services of key executives, including Warren Rehn and Robert Vogels. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees may have a material adverse effect on our business and our ability to manage and succeed in our mining and exploration activities.

The exploration of our mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•       establish mineral reserves through drilling and metallurgical and other testing techniques;

•       determine metal content and metallurgical recovery processes to process metal from the ore;

•       determine the feasibility of mine development and production; and

•       construct, renovate or expand mining and processing facilities.

If we discover a deposit or ore at a property, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of a project may change because of increased costs, lower metal prices or other factors. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or our exploration programs may not result in proven and probable reserves at all or in sufficient quantities to justify developing the El Quevar project or any of our exploration properties.

The decisions about future advancement of exploration projects may be based on feasibility studies, which derive estimates of mineral reserves, operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metal prices and estimates of average cash operating costs based upon, among other things:

•       anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•       anticipated recovery rates of silver and other metals from the ore;

•       cash operating costs of comparable facilities and equipment; and

•       anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

Lack of infrastructure could forestall or prevent further exploration and advancement.

Exploration activities, as well as any advancement activities, depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors that affect capital and operating costs and the feasibility and economic viability of a project. Unanticipated or higher than expected costs and unusual or infrequent weather phenomena, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect our business, financial condition and results of operations.

Our exploration activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct exploration activities almost exclusively in countries with developing economies, including Argentina and Mexico. These countries and other emerging markets in which we may conduct business have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting exploration activities in countries with developing economies, including:

•       political instability and violence;

•       war and civil disturbance;

•       acts of terrorism or other criminal activity;

•       expropriation or nationalization;

•       changing fiscal, royalty and tax regimes;

•       fluctuations in currency exchange rates;

•       high rates of inflation;

•       uncertain or changing legal requirements respecting the ownership and maintenance of mineral properties, mines and mining activities, and inconsistent or arbitrary application of such legal requirements;

•       underdeveloped industrial and economic infrastructure;

•       corruption; and

•       unenforceability of contractual rights.

Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration activities could adversely affect our business.

We conduct our business in countries that may be adversely affected by changes in the local government’s policies toward or laws governing the mining industry.

We have exploration activities primarily in Mexico and Argentina. In these regions there exist uncertainties regarding future changes in applicable law related to mining and exploration. For instance, in January 2014, amendments to the Mexico federal corporate income tax law require titleholders of mining concessions to pay annually a 7.5% duty of their mining related profits and a 0.5% duty on revenues obtained from the sale of gold, silver and platinum that were effective March 2015. These additional duties applicable to Mexico mining concession titleholders will have a significant impact on the annual costs applicable to the Velardeña Properties if we have mining related profits or significant revenues in the future.

Additionally, effective January 2015, the Argentina National Mining Code was amended, increasing the annual canon payment by approximately four times. In 2015 and 2016, our annual canon fees payable to the Argentine government was $40,000 and $112,000 respectively, and we expect to pay approximately $115,000 in 2017.

In addition to the risk of increased transaction costs, we do not maintain political risk insurance to cover losses that we may incur as a result of nationalization, expropriation or similar events in Mexico or Argentina where we explore or have mining and processing activities.

We compete against larger and more experienced companies.

The mining industry is intensely competitive. Many large mining companies are primarily makers of precious or base metals and may become interested in the types of deposits on which we are focused, which include silver, gold and other precious metals deposits or polymetallic deposits containing significant quantities of base metals, including zinc, lead and copper. Many of these companies have greater financial resources, experience and technical capabilities than we do. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable mining properties or prospects for mineral exploration in the future.

We are dependent on information technology systems, which are subject to certain risks, including cybersecurity risks and data leakage risks.

We are dependent upon information technology systems in the conduct of our business. Any significant breakdown, invasion, virus, cyber attack, security breach, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively impact our business. To the extent any invasion, cyber attack or security breach results in disruption to our business, loss or disclosure of, or damage to, our data or confidential information, our reputation, business, results of operations and financial condition could be materially adversely affected. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. Although to date we have not experienced any material losses relating to cyber attacks, we may suffer such losses in the future. We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

The existence of a significant number of warrants may have a negative effect on the market price of our common stock.

In connection with our financing in May 2016, we issued five year warrants to acquire 6,000,000 shares of our common stock at $0.75 per share expiring in November 2021. In connection with our financing in September 2014, we issued five year warrants to acquire 4,746,000 shares of our common stock at $1.21 per share expiring in September 2019. In connection with our financing in September 2012, we issued five year warrants to purchase 3,431,649 shares of our common stock at an exercise price of $8.42 per share expiring September 2017. Pursuant to the anti-dilution clauses in the September 2012 and 2014 warrant agreements, the exercise price of the warrants has been adjusted downward as a result of the subsequent issuance of the Company’s common stock in separate transactions, including pursuant to the Hecla Share Issuance (as defined herein), our ATM Program, the May 2016 financing, the September 2014 financing and the conversion of the Sentient Senior Secured Convertible Note. . As a result of these transactions, the number of shares of common stock issuable upon exercise of the September 2012 warrants was increased from the original 3,431,649 shares to 6,258,080 shares (2,826,080 share increase) and the exercise price was reduced from the original $8.42 per share to $4.62 per share. The number of shares of common stock issuable upon exercise of the September 2014 warrants was increased from the original 4,746,000 shares to 5,478,172 shares (732,172 share increase) and the exercise price was reduced from the original $1.21 per share to $0.87 per share. The existence of securities available for exercise and resale is referred to as an “overhang,” and, particularly if the warrants are “in the money,” the anticipation of potential sales could exert downward pressure on the market price of our common stock.

Failure to meet the maintenance criteria of the NYSE American may result in the delisting of our common stock, which could result in lower trading volumes and liquidity, lower prices of our common shares and make it more difficult for us to raise capital.

Our common stock is listed on the NYSE American, and we are subject to its continued listing requirements, including maintaining certain share prices and a minimum amount of shareholders equity. The market price of our common stock has been and may continue to be subject to significant fluctuation. If we are unable to comply with the NYSE American continued listing requirements, including its trading price requirements, our common stock may be suspended from trading on and/or delisted from the NYSE American. Alternatively, in order to avoid delisting by the NYSE American, we may be required to effect a reverse split of our common stock. Although we have not been notified of any delisting proceedings, there is no assurance that we will not receive such notice in the future or that we will be able to then comply with NYSE American listing standards. The delisting of our common stock from the NYSE American may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

If our common stock were delisted and determined to be a “penny stock,” a broker-dealer could find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

If our common stock were removed from listing on the NYSE American, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock were delisted and determined to be a “penny stock,” a broker- dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market. These factors could significantly negatively affect the market price of our common stock and our ability to raise capital.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of securities hereunder for general corporate purposes and working capital. Each prospectus supplement will contain specific information concerning the use of proceeds from that sale of securities.

PLAN OF DISTRIBUTION

We may sell securities under this prospectus and any relevant prospectus supplement to or through underwriters or dealers, directly to other purchasers or through agents. In addition, we may from time to time sell securities through a bidding or auction process, block trades, ordinary brokerage transactions or transactions in which a broker solicits purchasers. We may also use a combination of any of the foregoing methods of sale. We may distribute the securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. We may offer securities in the same offering or in separate offerings.

From time to time, we may exchange securities for indebtedness or other securities that we may have outstanding. In some cases, dealers acting for us may also purchase securities and re-offer them to the public by one or more of the methods described above.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act and applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market- making activities with respect to our common stock.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. If any such activities may occur, they will be described in the applicable prospectus supplement or a document incorporated by reference to the extent required.

With respect to the sale of any securities under this prospectus, the maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc. or independent broker or dealer will not be greater than eight percent (8%).

We will provide required disclosure concerning the terms of the offering of the securities in a prospectus supplement or information incorporated by reference, including, to the extent applicable:

•       the name or names of underwriters, dealers or agents;

•       the purchase price of the securities and the proceeds the issuer will receive from the sale;

•       any underwriting discounts, commissions, and other items constituting underwriters’ compensation;

•       any commissions paid to agents;

•       any discounts or concessions allowed or reallowed or paid to dealers; and

•       any securities exchange or market on which the securities may be listed.

•       The distribution of securities may be effected, from time to time, in one or more transactions, including:

•       underwritten offerings;

•       block transactions (which may involve crosses) and transactions on the NYSE American or any other organized market where the securities may be traded;

•       purchases by a broker-dealer as principal and resale by the broker- dealer for its own account;

•       ordinary brokerage transactions and transactions in which a broker- dealer solicits purchasers;

•       sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise;

•       sales in other ways not involving market makers or established trading markets, including direct sales to purchasers; and

•       any other method permitted pursuant to applicable law.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. Because the terms of a specific series of debt securities may vary from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that varies from any information below.

We may issue senior notes under a senior indenture to be entered into among us and a trustee to be named in the senior indenture. We may issue subordinated notes under a subordinated indenture to be entered into among us and a trustee to be named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement which includes this prospectus. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act of 1939 (the “Trust Indenture Act”). We use the term “trustee” to refer to either the senior trustee or the subordinated trustee, as applicable. We urge you to read the indenture applicable to your investment because the indenture, and not this section, defines your rights as a holder of debt securities.

The following summaries of material provisions of senior notes, subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, the provisions of the indenture applicable to a particular series of debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical in all material respects.

General

The senior debt securities will have the same ranking as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated and junior to all senior indebtedness.

The debt securities may be issued in one or more separate series of senior debt securities and/or subordinated debt securities. The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

•       the title of the debt securities;

•       any limit upon the aggregate principal amount of the debt securities;

•       the date or dates, or the method of determining the dates, on which the debt securities will mature;

•       the interest rate or rates of the debt securities, or the method of determining those rates, the interest payment dates and, for registered debt securities, the regular record dates;

•       if a debt security is issued with original issue discount, the yield to maturity;

•       the places where payments may be made on the debt securities;

•       any mandatory or optional redemption provisions applicable to the debt securities;

•       any sinking fund or analogous provisions applicable to the debt securities;

•       whether and on what terms we will pay additional amounts to holders of the debt securities that are not U.S. persons in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

•       any terms for the attachment to the debt securities of warrants, options or other rights to purchase or sell our securities;

•       the portion of the principal amount of the debt security payable upon the acceleration of maturity if other than the entire principal amount of the debt securities;

•       any deletions of, or changes or additions to, the events of default or covenants applicable to the debt securities;

•       if other than U.S. dollars, the currency or currencies in which payments of principal, premium and/or interest on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

•       the method of determining the amount of any payments on the debt securities which are linked to an index;

•       whether the debt securities will be issued in fully registered form without coupons or in bearer form, with or without coupons;

•       or any combination of these, and whether they will be issued in the form of one or more global securities in temporary or definitive form;

•       whether the debt securities will be convertible or exchangeable into or for common stock, preferred stock or other debt securities and the conversion price or exchange ratio, the conversion or exchange period and any other conversion or exchange provisions;

•       any terms relating to the delivery of the debt securities if they are to be issued upon the exercise of warrants; and

•       any other specific terms of the debt securities.

Unless otherwise specified in the applicable prospectus supplement, (1) the debt securities will be registered debt securities and (2) debt securities denominated in U.S. dollars will be issued, in the case of registered debt securities, in denominations of $1,000 or an integral multiple of $1,000 and, in the case of bearer debt securities, in denominations of $5,000. Debt securities may bear legends required by United States federal tax law and regulations.

If any of the debt securities are sold for any foreign currency or currency unit or if any payments on the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information with respect to the debt securities and the foreign currency or currency unit.

Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities bear no interest during all or a part of the time that these debt securities are outstanding or bear interest at below-market rates and will be sold at a discount below their stated principal amount at maturity. The prospectus supplement will also contain special tax, accounting or other information relating to original issue discount securities or relating to other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than U.S. dollars.

Exchange, Registration and Transfer

Debt securities may be transferred or exchanged at the corporate trust office of the security registrar or at any other office or agency maintained by our company for these purposes, without the payment of any service charge, except for any tax or governmental charges. The senior trustee initially will be the designated security registrar in the United States for the senior debt securities. The subordinated trustee initially will be the designated security registrar in the United States for the subordinated debt securities.

If debt securities are issuable as both registered debt securities and bearer debt securities, the bearer debt securities will be exchangeable for registered debt securities. Except as provided below, bearer debt securities will have outstanding coupons. If a bearer debt security with related coupons is surrendered in exchange for a registered debt security between a record date and the date set for the payment of interest, the bearer debt security will be surrendered without the coupon relating to that interest payment and that payment will be made only to the holder of the coupon when due.

In the event of any redemption in part of any class or series of debt securities, we will not be required to:

•       issue, register the transfer of, or exchange, debt securities of any series between the opening of business 15 days before any selection of debt securities of that series to be redeemed and the close of business on:

•       if debt securities of the series are issuable only as registered debt securities, the day of mailing of the relevant notice of redemption, and

•       if debt securities of the series are issuable as bearer debt securities, the day of the first publication of the relevant notice of redemption or, if debt securities of the series are also issuable as registered debt securities and there is no publication, the day of mailing of the relevant notice of redemption;

•       register the transfer of, or exchange, any registered debt security selected for redemption, in whole or in part, except the unredeemed portion of any registered debt security being redeemed in part; or

•       exchange any bearer debt security selected for redemption, except to exchange it for a registered debt security which is simultaneously surrendered for redemption.

Payment and Paying Agent

We will pay principal, interest and any premium on fully registered securities in the designated currency or currency unit at the office of a designated paying agent. Payment of interest on fully registered securities may be made at our option by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement.

We will pay principal, interest and any premium on bearer securities in the designated currency or currency unit at the office of a designated paying agent or agents outside of the United States.

Payments will be made at the offices of the paying agent in the United States only if the designated currency is U.S. dollars and payment outside of the United States is illegal or effectively precluded. If any amount payable on any debt security or coupon remains unclaimed at the end of two years after that amount became due and payable, the paying agent will release any unclaimed amounts to our company, and the holder of the debt security or coupon will look only to our company for payment.

Global Securities

A global security represents one or any other number of individual debt securities. Generally all debt securities represented by the same global securities will have the same terms. Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities that are issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. As a result of these arrangements, the depositary, or its nominee, will be the sole registered holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account either with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be registered holder of the debt security, but an indirect holder of a beneficial interest in the global security.

Temporary Global Securities

All or any portion of the debt securities of a series that are issuable as bearer debt securities initially may be represented by one or more temporary global debt securities, without interest coupons, to be deposited with the depositary for credit to the accounts of the beneficial owners of the debt securities or to other accounts as they may direct. On and after an exchange date provided in the applicable prospectus supplement, each temporary global debt security will be exchangeable for definitive debt securities in bearer form, registered form, definitive global bearer form or any combination of these forms, as specified in the prospectus supplement. No bearer debt security delivered in exchange for a portion of a temporary global debt security will be mailed or delivered to any location in the United States.

Interest on a temporary global debt security will be paid to the depositary with respect to the portion held for its account only after they deliver to the trustee a certificate which states that the portion:

•       is not beneficially owned by a United States person;

•       has not been acquired by or on behalf of a United States person or for offer to resell or for resale to a United States person or any person inside the United States; or

•       if a beneficial interest has been acquired by a United States person, that the person is a financial institution, as defined in the Internal Revenue Code, purchasing for its own account or has acquired the debt security through a financial institution and that the debt securities are held by a financial institution that has agreed in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code and the regulations to the Internal Revenue Code and that it did not purchase for resale inside the United States.

The certificate must be based on statements provided by the beneficial owners of interests in the temporary global debt security. The depositary will credit the interest received by it to the accounts of the beneficial owners of the debt security or to other accounts as they may direct.

“United States person” means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust with income subject to United States federal income taxation regardless of its source.

Definitive Global Securities

Bearer Securities. The applicable prospectus supplement will describe the exchange provisions, if any, of debt securities issuable in definitive global bearer form. We will not deliver any bearer debt securities delivered in exchange for a portion of a definitive global debt security to any location in the United States.

U.S. Book-Entry Securities. Debt securities of a series represented by a definitive global registered debt security and deposited with or on behalf of a depositary in the United States will be represented by a definitive global debt security registered in the name of the depositary or its nominee. Upon the issuance of a global debt security and the deposit of the global debt security with the depositary, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts represented by that global debt security to the accounts of participating institutions that have accounts with the depositary or its nominee. The accounts to be credited shall be designated by the underwriters or agents for the sale of U.S. book-entry debt securities or by us, if these debt securities are offered and sold directly by us.

Ownership of U.S. book-entry debt securities will be limited to participants or persons that may hold interests through participants. In addition, ownership of U.S. book-entry debt securities will be evidenced only by, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee for the definitive global debt security or by participants or persons that hold through participants.

So long as the depositary or its nominee is the registered owner of a global debt security, that depositary or nominee, as the case may be, will be considered the sole owner or holder of the U.S. book-entry debt securities represented by that global debt security for all purposes under the indenture. Payment of principal of, and premium and interest, if any, on, U.S. book-entry debt securities will be made to the depositary or its nominee as the registered owner or the holder of the global debt security representing the U.S. book-entry debt securities. Owners of U.S. book-entry debt securities:

•       will not be entitled to have the debt securities registered in their names;

•       will not be entitled to receive physical delivery of the debt securities in definitive form; and

•       will not be considered the owners or holders of the debt securities under the indenture.

The laws of some jurisdictions require that purchasers of securities take physical delivery of securities in definitive form. These laws impair the ability to purchase or transfer U.S. book-entry debt securities.

We expect that the depositary for U.S. book-entry debt securities of a series, upon receipt of any payment of principal of, or premium or interest, if any, on, the related definitive global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global debt security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

Consolidation, Merger, Sale or Conveyance

We may, without the consent of the holders of the debt securities, merge into or consolidate with any other person, or convey or transfer all or substantially all of our company’s properties and assets to another person provided that:

•       the successor assumes on the same terms and conditions all the obligations under the debt securities and the indentures; and

•       immediately after giving effect to the transaction, there is no default under the applicable indenture.

The remaining or acquiring person will be substituted for our company in the indentures with the same effect as if it had been an original party to the indenture. A prospectus supplement will describe any other limitations on the ability of our company to merge into, consolidate with, or convey or transfer all or substantially all or our properties and assets to, another person.

Satisfaction and Discharge; Defeasance

We may be discharged from our obligations on the debt securities of any class or series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash and/or U.S. government obligations or foreign government securities, as the case may be, to pay all the principal, interest and any premium due to the stated maturity or redemption date of the debt securities and comply with the other conditions set forth in the applicable indenture. The principal conditions that we must satisfy to discharge our obligations on any debt securities are (1) pay all other sums payable with respect to the applicable series of debt securities and (2) deliver to the trustee an officers’ certificate and an opinion of counsel which state that the required conditions have been satisfied.

Each indenture contains a provision that permits us to elect to be discharged from all of our obligations with respect to any class or series of debt securities then outstanding. However, even if we effect a legal defeasance, some of our obligations will continue, including obligations to:

•       maintain and apply money in the defeasance trust,

•       register the transfer or exchange of the debt securities,

•       replace mutilated, destroyed, lost or stolen debt securities, and

•       maintain a registrar and paying agent in respect of the debt securities.

Each indenture also permits us to elect to be released from our obligations under specified covenants and from the consequences of an event of default resulting from a breach of those covenants. To make either of the above elections, we must deposit in trust with the trustee cash and/or U.S. government obligations, if the debt securities are denominated in U.S. dollars, and/or foreign government securities if the debt securities are denominated in a foreign currency, which through the payment of principal and interest under their terms will provide sufficient amounts, without reinvestment, to repay in full those debt securities. As a condition to legal defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and defeasance and will be subject to U.S. federal income tax in the same amount and in the same manner and times as would have been the case if the deposit and defeasance had not occurred. In the case of a legal defeasance only, the opinion of counsel must be based on a ruling of the U.S. Internal Revenue Service or other change in applicable U.S. federal income tax law.

The indentures specify the types of U.S. government obligations and foreign government securities that we may deposit.

Events of Default, Notice and Waiver

Each indenture defines an event of default with respect to any class or series of debt securities as one or more of the following events:

•       failure to pay interest on any debt security of the class or series for 30 days when due;

•       failure to pay the principal or any premium on any debt securities of the class or series when due;

•       failure to make any sinking fund payment for 30 days when due;

•       failure to perform any other covenant in the debt securities of the series or in the applicable indenture with respect to debt securities of the series for 90 days after being given notice; and

•       occurrence of an event of bankruptcy, insolvency or reorganization set forth in the indenture.

An event of default for a particular class or series of debt securities does not necessarily constitute an event of default for any other class or series of debt securities issued under an indenture.

In the case of an event of default arising from events of bankruptcy or insolvency set forth in the indenture, all outstanding debt securities will become due and payable immediately without further action or notice. If any other event of default as to a series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of that series may declare all the debt securities to be due and payable immediately.

The holders of a majority in aggregate principal amount of the debt securities then outstanding by notice to the trustee may on behalf of the holders of all of the debt securities of that series waive any existing default or event of default and its consequences under the applicable indenture except a continuing default or event of default in the payment of interest on, or the principal of, the debt securities of that series.

Each indenture requires the trustee to, within 90 days after the occurrence of a default known to it with respect to any outstanding series of debt securities, give the holders of that class or series notice of the default if uncured or not waived. However, the trustee may withhold this notice if it determines in good faith that the withholding of this notice is in the interest of those holders, except that the trustee may not withhold this notice in the case of a payment default. The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time or both would become, an event of default with respect to debt securities of that series.

Other than the duty to act with the required standard of care during an event of default, a trustee is not obligated to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable security and indemnity. Each indenture provides that the holders of a majority in principal amount of outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee if the direction would not conflict with any rule of law or with the indenture. However, the trustee may take any other action that it deems proper which is not inconsistent with any direction and may decline to follow any direction if it in good faith determines that the directed action would involve it in personal liability.

Each indenture includes a covenant that we will file annually with the trustee a certificate of no default, or specifying any default that exists.

Modification of the Indentures

We and the applicable trustee may modify an indenture without the consent of the holders for limited purposes, including adding to our covenants or events of default, establishing forms or terms of debt securities, curing ambiguities and other purposes which do not adversely affect the holders in any material respect.

We and the applicable trustee may make modifications and amendments to an indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of all affected series. However, without the consent of each affected holder, no modification may:

•       change the stated maturity of any debt security;

•       reduce the principal, premium, if any, or rate of interest on any debt security;

•       change any place of payment or the currency in which any debt security is payable;

•       impair the right to enforce any payment after the stated maturity or redemption date;

•       adversely affect the terms of any conversion right;

•       reduce the percentage of holders of outstanding debt securities of any series required to consent to any modification, amendment or waiver under the indenture;

•       change any of our obligations, with respect to outstanding debt securities of a series, to maintain an office or agency in the places and for the purposes specified in the indenture for the series;  or

•       change the provisions in the indenture that relate to its modification or amendment other than to increase the percentage of outstanding debt securities of any series required to consent to any modification or waiver under the indenture.

Meetings

The indentures will contain provisions for convening meetings of the holders of debt securities of a series. A meeting may be called at any time by the trustee and also, upon request, by our company or the holders of at least 25% in principal amount of the outstanding debt securities of a series, in any case upon notice given in accordance with “Notices” below. Persons holding a majority in principal amount of the outstanding debt securities of a series will constitute a quorum at a meeting. A meeting called by our company or the trustee that does not have a quorum may be adjourned for not less than 10 days. If there is not a quorum at the adjourned meeting, the meeting may be further adjourned for not less than 10 days. Any resolution presented at a meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, except for any consent which must be given by the holders of each debt security affected by the modifications or amendments of an indenture described above under “Modification of the Indentures.” However, a resolution with respect to any request, demand, authorization, direction, notice, consent, waiver, or other action which may be made, given, or taken by the holders of a specified percentage, which is equal to or less than a majority, in principal amount of outstanding debt securities of a series may be adopted at a meeting at which a quorum is present by the affirmative vote of the holders of the specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with an indenture will be binding on all holders of debt securities of that series and the related coupons. The indentures will provide that specified consents, waivers and other actions may be given by the holders of a specified percentage of outstanding debt securities of all series affected by the modification or amendment, acting as one class. For purposes of these consents, waivers and actions, only the principal amount of outstanding debt securities of any series represented at a meeting at which a quorum is present and voting in favor of the action will be counted for purposes of calculating the aggregate principal amount of outstanding debt securities of all series affected by the modification or amendment favoring the action.

Notices

In most instances, notices to holders of bearer debt securities will be given by publication at least once in a daily newspaper in New York, New York and in London, England and in other cities as may be specified in the bearer debt securities and will be mailed to those persons whose names and addresses were previously filed with the applicable trustee, within the time prescribed for the giving of the notice. Notice to holders of registered debt securities will be given by mail to the addresses of those holders as they appear in the security register.

Title

Title to any bearer debt securities and any related coupons will pass by delivery. We, the trustee, and any agent of ours or the trustee may treat the holder of any bearer debt security or related coupon and, prior to due presentment for registration of transfer, the registered owner of any registered debt security as the absolute owner of that debt security for the purpose of making payment and for all other purposes, regardless of whether or not that debt security or coupon shall be overdue and notwithstanding any notice to the contrary.

Replacement of Securities Coupons

Debt securities or coupons that have been mutilated will be replaced by us at the expense of the holder upon surrender of the mutilated debt security or coupon to the security registrar. Debt securities or coupons that become destroyed, stolen, or lost will be replaced by us at the expense of the holder upon delivery to the security registrar of evidence of its destruction, loss, or theft satisfactory to our company and the security registrar. In the case of a destroyed, lost, or stolen debt security or coupon, the holder of the debt security or coupon may be required to provide reasonable security or indemnity to the trustee and our company before a replacement debt security will be issued.

Governing Law

The indentures, the debt securities and the coupons will be governed by, and construed under, the laws of the State of New York.

Concerning the Trustees

We may from time to time maintain lines of credit, and have other customary banking relationships, with any of the trustees.

Senior Debt Securities

The senior debt securities will rank equally with all of our company’s other unsecured and non-subordinated debt.

Certain Covenants in the Senior Indenture

The prospectus supplement relating to a series of senior debt securities will describe any material covenants in respect of that series of senior debt securities.

Subordinated Debt Securities

The subordinated debt securities will be unsecured. The subordinated debt securities will be subordinate in right of payment to all senior indebtedness. In addition, claims of creditors generally will have priority with respect to the assets and earnings of our subsidiaries over the claims of our creditors, including holders of the subordinated debt securities, even though those obligations may not constitute senior indebtedness. The subordinated debt securities, therefore, will be effectively subordinated to creditors, including trade creditors with regard to the assets of our subsidiaries. Creditors of our subsidiaries include trade creditors, secured creditors and creditors holding guarantees issued by our subsidiaries.

Unless otherwise specified in a prospectus supplement, senior indebtedness shall mean the principal of, premium, if any, and interest on, all indebtedness for money borrowed by our company and any deferrals, renewals, or extensions of any senior indebtedness. Indebtedness for money borrowed by our company includes all indebtedness of another person for money borrowed that we guarantee, other than the subordinated debt securities, whether outstanding on the date of execution of the subordinated indenture or created, assumed or incurred after the date of the subordinated indenture. However, senior indebtedness will not include any indebtedness that expressly states to have the same rank as the subordinated debt securities or to rank junior to the subordinated debt securities. Senior indebtedness will also not include:

•       any of our obligations to our subsidiaries; and

•       any liability for federal, state, local or other taxes owed or owing by our company.

The senior debt securities constitute senior indebtedness under the subordinated indenture. A prospectus supplement will describe the relative ranking among different series of subordinated debt securities.

Unless otherwise specified in a prospectus supplement, we may not make any payment on the subordinated debt securities and may not purchase, redeem, or retire any subordinated debt securities if any senior indebtedness is not paid when due or the maturity of any senior indebtedness is accelerated as a result of a default, unless the default has been cured or waived and the acceleration has been rescinded or the senior indebtedness has been paid in full. We may, however, pay the subordinated debt securities without regard to these limitations if the subordinated trustee and our company receive written notice approving the payment from the representatives of the holders of senior indebtedness with respect to which either of the events set forth above has occurred and is continuing. Unless otherwise specified in a prospectus supplement, during the continuance of any default with respect to any designated senior indebtedness under which its maturity may be accelerated immediately without further notice or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for 90 days after the receipt by the subordinated trustee of written notice of a default from the representatives of the holders of designated senior indebtedness. If the holders of designated senior indebtedness or the representatives of those holders have not accelerated the maturity of the designated senior indebtedness at the end of the 90 day period, we may resume payments on the subordinated debt securities. Only one notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to designated senior indebtedness during that period.

In the event that we pay or distribute our company’s assets to creditors upon a total or partial liquidation, dissolution or reorganization of our company or our company’s property, the holders of senior indebtedness will be entitled to receive payment in full of the senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment. Until the senior indebtedness is paid in full, any payment or distribution to which holders of subordinated debt securities would be entitled but for the subordination provisions of the subordinated indenture will be made to holders of the senior indebtedness as their interests may appear. However, holders of subordinated debt securities will be permitted to receive distributions of shares and debt securities subordinated to the senior indebtedness. If a distribution is made to holders of subordinated debt securities that, due to the subordination provisions, should not have been made to them, the holders of subordinated debt securities are required to hold it in trust for the holders of senior indebtedness, and pay it over to them as their interests may appear.

If payment of the subordinated debt securities is accelerated because of an event of default, either we or the subordinated trustee will promptly notify the holders of senior indebtedness or the representatives of the holders of the acceleration. We may not pay the subordinated debt securities until five business days after the holders or the representatives of the senior indebtedness receive notice of the acceleration. Afterwards, we may pay the subordinated debt securities only if the subordination provisions of the subordinated indenture otherwise permit payment at that time.

As a result of the subordination provisions contained in the subordinated indenture, in the event of insolvency, our creditors who are holders of senior indebtedness may recover more, ratably, than the holders of subordinated debt securities. In addition, our creditors who are not holders of senior indebtedness may recover less, ratably, than holders of senior indebtedness and may recover more, ratably, than the holders of subordinated indebtedness.

The prospectus supplement relating to a series of subordinated debt securities will describe any material covenants in respect of any series of subordinated debt securities.

Conversion or Exchange

We may issue debt securities that we may convert or exchange into common stock or other securities, property or assets. If so, we will describe the specific terms on which the debt securities may be converted or exchanged in the applicable prospectus supplement. The conversion or exchange may be mandatory, at your option, or at our option. The applicable prospectus supplement will describe the manner in which the shares of common stock or other securities, property or assets you would receive would be issued or delivered.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 200,000,000 shares of common stock, par value $0.01 per share. As of September 11, 2017 we had 92,005,448 shares of common stock issued and outstanding.

Dividend Rights

Holders of our common stock will be entitled to receive dividends when, as and if declared by our board, out of funds legally available for their payment, subject to the rights of holders of any preferred stock that we may issue.

Voting Rights

Holders of our common stock are entitled to one vote per share in all matters as to which holders of common stock are entitled to vote. Holders of not less than a majority of all of the shares of the stock entitled to vote at any meeting of stockholders constitute a quorum unless otherwise required by law.

Election of Directors

Our directors are elected by a plurality of the votes cast by the holders of our common stock in a meeting at which a quorum is present. “Plurality” means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Our stockholders may vote to remove any director for cause by the affirmative vote of a majority of the voting power of outstanding common stock.

Liquidation

In the event of any liquidation, dissolution or winding up of Golden Minerals, holders of our common stock have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.

Redemption

Golden Minerals’ common stock is not redeemable or convertible.

Other Provisions

All our outstanding common stock is, and the common stock offered by this prospectus or obtainable upon exercise or conversion of other securities offered hereby, if issued in the manner described in this prospectus and the applicable prospectus supplement, will be, fully paid and non-assessable.

You should read the prospectus supplement relating to any offering of common stock, or of securities convertible, exchangeable or exercisable for common stock, for the terms of the offering, including the number of shares of common stock offered, any initial offering price and market prices relating to the common stock.

This section is a summary and may not describe every aspect of our common stock that may be important to you. We urge you to read applicable Delaware law, our Amended and Restated Certificate of Incorporation and our Bylaws, because they, and not this description, define your rights as a holder of our common stock. See “Where You Can Find More Information” on Page 1 of this prospectus for information on how to obtain copies of these documents.

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, there are no shares of preferred stock outstanding. Shares of preferred stock are issuable in such series as determined by the board of directors, who have the authority to determine the relative rights and preferences of each such series without further action by stockholders.

The issuance of preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that preferred holders will receive dividend and liquidation preferences may have the effect of delaying, deferring or preventing a change in control of Golden Minerals, which could depress the market price of our common stock. Unless otherwise indicated in the prospectus supplement, all shares of preferred stock to be issued from time to time under this prospectus will be fully paid and nonassessable.

The prospectus supplement relating to the preferred stock offered will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•       the number of shares of preferred stock offered and the offering price of the preferred stock;

•       the title and stated value of the preferred stock;

•       the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of such rates, periods or dates applicable to the preferred stock;

•       the date from which dividends on the preferred stock will accumulate, if applicable;

•       the liquidation rights of the preferred stock;

•       the procedures for auction and remarketing, if any, of the preferred stock;

•       the sinking fund provisions, if applicable, for the preferred stock;

•       the redemption provisions, if applicable, for the preferred stock;

•       whether the preferred stock will be convertible into or exchangeable for other securities and, if so, the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same);

•       whether the preferred stock will have voting rights and the terms of any voting rights, if any;

•       whether the preferred stock will be listed on any securities exchange;

•       whether the preferred stock will be issued with any other securities and, if so, the amount and terms of these securities; and

•       any other specific terms, preferences or rights of, or limitations or restrictions on, the preferred stock.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common stock, preferred stock or other securities. Warrants may be issued independently or together with debt securities, common stock, preferred stock or other securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Series of warrants may be issued under a separate warrant agreement entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent would act solely as our agent in connection with the warrants and would not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

You should refer to the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of warrants for the complete terms of the warrant agreement.

Prior to the exercise of any warrants, holders of such warrants will not have any rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, or the right to vote such underlying securities.

DESCRIPTION OF RIGHTS

We may issue rights to purchase debt securities, preferred stock, common stock or depositary shares. These rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the rights in such offering. In connection with any offering of such rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

Each series of rights will be issued under a separate rights agreement which we will enter into with a bank or trust company, as rights agent, all as set forth in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights and will not assume any obligation or relationship of agency or trust with any holders of rights certificates or beneficial owners of rights. We will file the rights agreement and the rights certificates relating to each series of rights with the SEC, and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of rights.

The applicable prospectus supplement will describe the specific terms of any offering of rights for which this prospectus is being delivered, including the following:

•       the date of determining the stockholders entitled to the rights distribution;

•       the number of rights issued or to be issued to each stockholder;

•       the exercise price payable for each share of debt securities, preferred stock, common stock or other securities upon the exercise of the rights;

•       the number and terms of the shares of debt securities, preferred stock, common stock or other securities which may be purchased per each right;

•       the extent to which the rights are transferable;

•       the date on which the holder’s ability to exercise the rights shall commence, and the date on which the rights shall expire;

•       the extent to which the rights may include an over-subscription privilege with respect to unsubscribed securities;

•       if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such rights; and

•       any other terms of the rights, including the terms, procedures, conditions and limitations relating to the exchange and exercise of the rights.

The description in the applicable prospectus supplement of any rights that we may offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate, which will be filed with the SEC.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock or preferred stock, warrants or any combination of such securities. In addition, the prospectus supplement relating to units will describe the terms of any units we issue, including as applicable:

•       the designation and terms of the units and the securities included in the units;

•       any provision for the issuance, payment, settlement, transfer or exchange of the units;

•       the date, if any, on and after which the units may be transferable separately;

•       whether we will apply to have the units traded on a securities exchange or securities quotation system;

•       any material United States federal income tax consequences; and

•       how, for United States federal income tax purposes, the purchase price paid for the units is to be allocated among the component securities.

DESCRIPTION OF DEPOSITARY SHARES

The following summarizes some of the general provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed in a prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that are offered by us and any deposit agreement relating to a particular series of preferred stock which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered. A form of deposit agreement, including the form of depositary receipt, will be filed as an exhibit to the registration statement of which this prospectus forms a part.

General

We may, at our option, elect to offer fractional shares or multiple shares of preferred stock, rather than whole individual shares of preferred stock. If we decide to do so, we will issue the preferred stock in the form of depositary shares. Each depository share will represent a fraction or multiple of a share of a particular series of preferred stock and will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional or multiple shares of preferred stock in accordance with the terms of the prospectus supplement or other offering materials.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us having its principal office in the United States and having a combined capital and surplus of at least $50,000,000, as preferred stock depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock, including dividend, voting, redemption, conversion and liquidation rights, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to the underlying preferred stock in proportion to the number of the depositary shares owned by the holders.

The preferred stock depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to these distributions. If the preferred stock depositary determines that it is not feasible to make a distribution, it may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

Conversion or Exchange of Preferred Stock

If a series of preferred stock represented by depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

Redemption of Preferred Stock

If we redeem a series of preferred stock represented by depositary shares, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of the applicable series of preferred stock. The depositary shares will be redeemed by the preferred stock depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed.

Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same date the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by lot or ratably or by any other equitable method as the preferred stock depositary decides.

Withdrawal of Preferred Stock

Unless the related depositary shares have previously been called for redemption, any holder of depositary shares may receive the number of whole shares of the related series of preferred stock and any money or other property represented by those depositary shares after surrendering the related depositary receipts at the corporate trust office of the preferred stock depositary. Holders of depositary shares making these withdrawals will be entitled to receive whole shares of preferred stock on the basis set forth in the prospectus supplement or other offering materials for that series of preferred stock.

However, holders of whole shares of preferred stock will not be entitled to deposit that preferred stock under the deposit agreement or to receive depositary shares for that preferred stock after withdrawal. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to that holder at the same time new depositary receipts evidencing the excess number of depositary shares.

Voting Deposited Preferred Stock

When the preferred stock depositary receives notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the applicable series of preferred stock. Each record holder of the depositary shares on the record date will be entitled to instruct the preferred stock depositary to vote the amount of the preferred stock represented by the holder’s depositary shares. To the extent possible, the preferred stock depositary will vote the amount of the series of preferred stock represented by depositary shares in accordance with the instructions it receives.

We will agree to take all reasonable actions that the preferred stock depositary determines are necessary to enable the preferred stock depositary to vote as instructed. The preferred stock depositary will vote all shares of any series of preferred stock held by it proportionately with instructions received if it does not receive specific instructions from the holders of depositary shares representing that series of preferred stock.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the preferred stock depositary. However, any amendment that imposes additional charges or materially and adversely alters the existing rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the affected depositary shares then outstanding. Holders who retain their depositary shares after the amendment becomes effective will be deemed to agree to the amendment and will be bound by the amended deposit agreement. The deposit agreement automatically terminates if:

•       all outstanding depositary shares have been redeemed;

•       each share of preferred stock has been converted into or exchanged for common stock; or

•       a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of Golden Minerals.

We may terminate the deposit agreement at any time and the preferred stock depositary will give notice of that termination to the record holders of all outstanding depositary receipts not less than 30 days prior to the termination date. In that event, the preferred stock depositary will deliver or make available for delivery to holders of depositary shares, upon surrender of the related depositary receipts, the number of whole or fractional shares of the related series of preferred stock as are represented by those depositary shares.

Charges of Preferred Stock Depositary; Taxes and Other Governmental Charges

No fees, charges and expenses of the preferred stock depositary or any agent of the preferred stock depositary or of any registrar will be payable by any person other than us, except for any taxes and other governmental charges and except as provided in the deposit agreement. If the preferred stock depositary incurs fees, charges or expenses for which it is not otherwise liable at the election of a holder of depositary shares or other person, that holder or other person will be liable for those fees, charges and expenses.

Resignation and Removal of Depositary

The preferred stock depositary may resign at any time by delivering to us notice of its intent to do so, and we may at any time remove the preferred stock depositary. Any resignation or removal will take effect upon the appointment of a successor preferred stock depositary and its acceptance of the appointment. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The preferred stock depositary will forward all reports and communications from Golden Minerals which are delivered to the preferred stock depositary and which we are required to furnish to the holders of the deposited preferred stock.

Neither the preferred stock depositary nor Golden Minerals will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The obligations of Golden Minerals and the preferred stock depositary under the deposit agreement will be limited to performance with honest intentions of their duties under the agreement and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished.

Golden Minerals and the preferred stock depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND THE BYLAWS

Some provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for us to be acquired by means of a tender offer, a proxy contest or otherwise or the removal of our incumbent directors and officers. These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

Special Stockholder Meetings

Under our Amended and Restated Certificate of Incorporation and Bylaws, special meetings of stockholders may be called only by our board of directors, other than special meetings called solely for the purpose of removing directors, which may be called by requests of the holders of a majority of the outstanding shares of our common stock.

Election and Removal of Directors

Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. In addition, our Amended and Restated Certificate of Incorporation and Bylaws provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board).

Our Amended and Restated Certificate of Incorporation and Bylaws provide that directors may be removed only for cause.

Undesignated Preferred Stock

The authorization of undesignated, or “blank check,” preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. See “Advance Notice Requirements for Stockholder Proposals and Director Nominations.”

No Stockholder Action by Written Consent.

Our Amended and Restated Certificate of Incorporation and Bylaws do not permit stockholders to act by written consent.

No Cumulative Voting.

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our Amended and Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND THE BYLAWS

Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to the company secretary between the 120th day and the 90th day before the anniversary of the preceding year’s annual meeting. If, however, the date of the meeting is advanced more than 30 days before, or delayed more than 60 days after, the anniversary of the annual meeting, notice must be delivered between the 120th day before the meeting and the later of the 90th day before the meeting or the 10th day after we publicly announce the date of the meeting. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND THE BYLAWS

The affirmative vote of the holders of at least a majority of our issued and outstanding common stock, voting as a single class, is generally required to amend or repeal our Amended and Restated Certificate of Incorporation. The affirmative vote of holders of not less than 66 2/3% of our outstanding common stock is required to approve amendments to provisions of our Amended and Restated Certificate of Incorporation dealing with the exculpation of our directors and the indemnification of our directors and officers. Subject to our Bylaws, our board of directors may from time to time make, amend, supplement or repeal our Bylaws by vote of a majority of our board of directors.

LEGAL MATTERS

Davis Graham & Stubbs LLP of Denver, Colorado has provided its opinion on the validity of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements as of December 31, 2016, and 2015, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016, have been so incorporated in reliance on the report of EKS&H LLLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The estimates of our mineralized material with respect to the Velardeña Properties and the Santa Maria and Rodeo properties incorporated by reference in this prospectus have been included in reliance upon the technical reports prepared by Tetra Tech, Inc. The estimates of our mineralized material with respect to the El Quevar project incorporated by reference in this prospectus have been included in reliance upon the technical report prepared by RPMGlobal.

8,653,846 Shares of Common Stock

PROSPECTUS    SUPPLEMENT

July 17, 2019

H.C. Wainwright & Co.